Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH
All Outstanding Shares of Common Stock
(Including the Associated Preferred Share Purchase Rights)
of
MCCORMICK & SCHMICK’S SEAFOOD RESTAURANTS, INC.
at
$8.75 Net Per Share
by
LANDRY’S MSA CO., INC.
a Wholly-Owned Subsidiary of
LANDRY’S, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON DECEMBER 20, 2011, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”) OR EARLIER TERMINATED.

Landry’s MSA Co., Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Landry’s, Inc., a Delaware corporation (“Landry’s”), is offering to purchase all issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), including the associated rights to purchase shares of Series A Preferred Stock, par value $0.001 per share (the “Rights”), of McCormick & Schmick’s Seafood Restaurants, Inc., a Delaware corporation (“MSSR”), at a price of $8.75 per Share, net to the seller in cash, without interest and less any required withholding of taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”).  Unless the context otherwise requires, all references herein to the “Shares” shall be deemed to include the associated Rights.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 7, 2011 (as may be amended, the “Merger Agreement”), by and among Landry’s, Purchaser, and MSSR.  Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into MSSR (the “Merger”), with MSSR continuing as the surviving corporation in the Merger and a direct wholly-owned subsidiary of Landry’s.  As a result of the Merger, each issued and outstanding Share (other than Shares owned by Landry’s, Purchaser or MSSR, or by any stockholder of MSSR who is entitled to and properly exercises appraisal rights under Delaware law) will, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and converted into the right to receive an amount in cash equal to the Offer Price.  Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

The MSSR board of directors has unanimously determined that the terms of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of MSSR’s stockholders. Accordingly, MSSR’s board of directors recommends that MSSR’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer and, if required by applicable law, vote to adopt the Merger Agreement.

The Offer is not subject to a financing condition.  The Offer is conditioned upon, among other things, the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including that there be validly tendered prior to the Expiration Date, a number of Shares that, when added to the number of Shares owned by Landry’s, Purchaser and any of their respective affiliates, represent a majority of the issued and outstanding Shares plus the aggregate number of Shares issuable to holders of MSSR’s stock options from which MSSR has received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued).  The Offer is also subject to other conditions described in Section 15 — “Conditions to the Offer” of this Offer to Purchase.

MSSR has granted to Purchaser an irrevocable right (the “Top-Up”), which Purchaser shall exercise immediately following consummation of the Offer, if necessary, to purchase from MSSR up to the number of Shares that, when added to the Shares already owned directly or indirectly by Landry’s and its subsidiaries following consummation of the Offer, constitutes one Share more than 90% (determined on a fully diluted basis) of the then outstanding Shares immediately after the issuance of the Shares under the Top-Up. If, following the closing of the Offer, Landry’s and its subsidiaries own at least 90% of the outstanding Shares, including through exercise of the Top-Up, each of Landry’s, Purchaser and MSSR will, subject to the satisfaction or waiver of the conditions to the Merger, take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after consummation of the Offer, as a short-form merger pursuant to applicable Delaware General Corporation Law without action of the stockholders of MSSR.

A summary of the principal terms of the Offer appears on pages 1-9 of this Offer to Purchase. You should read this entire Offer to Purchase and the Letter of Transmittal carefully before deciding whether to tender your Shares in the Offer.

November 22, 2011

IMPORTANT

Any stockholder desiring to tender all or any portion of such stockholder’s Shares should either (1) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such stockholder’s signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal (or such facsimile), or, in the case of a transfer effected pursuant to the book-entry transfer procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” transmit an Agent’s Message (as defined in Section 2 — “Acceptance for Payment and Payment”), and any other required documents to Computershare Inc., in its capacity as depositary for the Offer (the “Depositary”) and either deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal (or such facsimile) or deliver such Shares pursuant to the book-entry transfer procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” or (2) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender such Shares.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth below.  Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (“SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offense.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

The Information Agent for the Offer is:

437 Madison Avenue, 28th Floor
New York, N.Y. 10022
Banks and Brokerage Firms, Please Call: (212) 297 0720
Stockholders and All Others, Call Toll-Free: (877) 285 5990
Email: info@okapipartners.com

Table of Contents

Page

SUMMARY TERM SHEET		1
INTRODUCTION		10
THE OFFER		14
1.	TERMS OF THE OFFER; EXPIRATION DATE.	14
2.	ACCEPTANCE FOR PAYMENT AND PAYMENT.	16
3.	PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES.	17
4.	WITHDRAWAL RIGHTS.	20
5.	MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.	21
6.	PRICE RANGE OF THE SHARES; DIVIDENDS.	24
7.	EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; NASDAQ LISTING; EXCHANGE ACT REGISTRATION; MARGIN REGULATIONS; RIGHTS.	25
8.	CERTAIN INFORMATION CONCERNING MSSR.	26
9.	CERTAIN INFORMATION CONCERNING LANDRY’S AND PURCHASER.	26
10.	BACKGROUND OF THE OFFER.	27
11.	MERGER AGREEMENT.	33
12.	PURPOSE OF THE OFFER AND THE MERGER; STATUTORY REQUIREMENTS; APPROVAL OF THE MERGER; THE RIGHTS AGREEMENT; APPRAISAL RIGHTS; PLANS FOR MSSR.	50
13.	SOURCE AND AMOUNT OF FUNDS.	52
14.	DIVIDENDS AND DISTRIBUTIONS.	55
15.	CONDITIONS TO THE OFFER.	55
16.	CERTAIN LEGAL MATTERS; ANTITRUST; OTHER FOREIGN APPROVALS; STATE TAKEOVER STATUTES.	57
17.	CERTAIN FEES AND EXPENSES.	59
18.	MISCELLANEOUS.	59

SCHEDULE I	INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF LANDRY’S AND PURCHASER.	61

SUMMARY TERM SHEET

Landry’s MSA Co., Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Landry’s, Inc., a Delaware corporation (“Landry’s”), is offering to purchase all the outstanding shares of common stock, par value $0.001 per share (the “Shares”), including the associated rights to purchase shares of Series A Preferred Stock, par value $0.001 per share (the “Rights”), of McCormick & Schmick’s Seafood Restaurants, Inc., a Delaware corporation (“MSSR”), at a price of $8.75 per share, net to the seller in cash, without interest and less any required withholding of taxes.  Unless the context otherwise requires, all references herein to the “Shares” shall be deemed to include the associated Rights.  The following are some of the questions you, as a stockholder of MSSR, may have and answers to those questions.  This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”).  The information contained in this summary term sheet is not complete and more detailed descriptions and explanations are contained in the remainder of this Offer to Purchase and related Letter of Transmittal.  We urge you to carefully read the entire Offer to Purchase and related Letter of Transmittal prior to deciding whether to tender your Shares.

Who is offering to purchase my Shares?

Our name is Landry’s MSA Co., Inc.  We are a Delaware corporation and wholly-owned subsidiary of Landry’s, Inc., a Delaware corporation.  See Section 9 — “Certain Information Concerning Landry’s and Purchaser.”

What securities are you offering to purchase?

We are offering to purchase all the outstanding Shares, including the Rights. MSSR has represented in the Merger Agreement (as defined below) that, as of the close of business on November 1, 2011, there were 14,889,523 Shares issued and outstanding, including 26,535 Shares of restricted stock granted under MSSR’s stock incentive plan (“Restricted Shares”).  As of the close of business on November 4, 2011, there were 615,148 Shares issuable upon exercise of outstanding stock options granted pursuant to MSSR’s stock incentive plan (each, an “Option”), of which 154,000 Shares are issuable upon exercise of Options with an exercise price less than the Offer Price.  All holders of Shares, including the Restricted Shares will be entitled to participate in the Offer.  Holders of Options will not be entitled to participate in the Offer.  See “How will my Options be treated?” and “What will happen to my Restricted Shares in the Offer?” below in this “Summary Term Sheet.”  See also Section 1—“Terms of the Offer; Expiration Date.”

How much are you offering to pay for my securities, what is the form of payment and will I have to pay any fees or commissions?

We are offering to purchase all the issued and outstanding Shares at a price of $8.75 per Share, net to the seller in cash, without interest and less any required withholding of taxes.  If you are the record owner of your Shares and you tender Shares in the Offer, you will not have to pay any brokerage or similar fees.  However, if you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so.  You should consult your broker or nominee to determine whether any charges will apply.  See “Introduction.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately acquire the entire equity interest in, MSSR.  If the Offer is successful, Landry’s intends immediately to cause Purchaser to consummate the merger of Purchaser with and into MSSR (the “Merger”) after consummation of the Offer. Upon consummation of the Merger, MSSR would be a wholly-owned subsidiary of Landry’s.  See Section 12 — “Purpose of the Offer and the Merger; Statutory Requirements; Approval of the Merger; The Rights Agreement; Appraisal Rights; Plans for MSSR.”

Is there an agreement governing the Offer?

Yes. The Agreement and Plan of Merger, dated as of November 7, 2011, by and among Purchaser, Landry’s and MSSR (the “Merger Agreement”) provides, among other things, for the terms and conditions of the Offer and the Merger. See Section 11 — “Merger Agreement” and Section 15 — “Conditions to the Offer.”

What does MSSR’s Board of Directors think of the Offer?

The MSSR board of directors (the “MSSR Board”) has unanimously determined that the terms of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of MSSR’s stockholders. Accordingly, the MSSR Board recommends that MSSR’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer and, if required by applicable law, vote to adopt the Merger Agreement.  See Section 12 — “Purpose of the Offer and the Merger; Statutory Requirements; Approval of the Merger; The Rights Agreement; Appraisal Rights; Plans for MSSR” and MSSR’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to be filed with the United States Securities and Exchange Commission (the “SEC”) and furnished to stockholders in connection with the Offer.

What are the most important conditions to the Offer?

The Offer is not subject to a financing condition.  However, the Offer is conditioned upon, among other things, the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including the following:

•
that there be validly tendered prior to the Expiration Date, a number of Shares that, when added to the number of Shares owned by Landry’s, Purchaser and any of their respective affiliates, represent a majority of the issued and outstanding Shares plus the aggregate number of Shares issuable to holders of Options from which MSSR has received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued) (the “Minimum Tender Condition”);

•
the expiration or termination of any waiting period (or any extension thereof) applicable to the purchase of Shares under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules and regulations promulgated thereunder;

•
that there shall not be any temporary restraining order, preliminary or permanent injunction, law or other judgment issued by any court of competent jurisdiction in effect enjoining or otherwise preventing or prohibiting the consummation of the Offer or the Merger;

•	the accuracy of MSSR’s representations and warranties set forth in the Merger Agreement subject, in certain cases, to materiality and material adverse effect qualifications;

•	MSSR’s compliance in all material respects with its obligations set forth in the Merger Agreement;

•
that since November 7, 2011, there has not occurred any change, circumstance, event or occurrence that has had or would reasonably be expected to have a material adverse effect with respect to MSSR; or

•	that the Merger Agreement has not been terminated in accordance with its terms.

The Offer is subject to certain other conditions as well.  A more detailed discussion of the conditions to consummation of this Offer may be found in Section 12 — “Purpose of the Offer and the Merger; Statutory Requirements; Approval of the Merger; The Rights Agreement; Appraisal Rights; Plans for MSSR” and Section 15 — “Conditions to the Offer.”

Purchaser may waive any or all of the conditions to its obligation to purchase Shares pursuant to the Offer (other than the Minimum Tender Condition, which may only be waived with the prior written consent of MSSR).  Without the consent of MSSR, Purchaser cannot (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) change the form of consideration payable in the Offer, (iv) amend, modify or waive the Minimum Tender Condition, (v) add to the conditions to the Offer or amend, modify or supplement any condition to the Offer in a manner adverse to any holder of Shares, (vi) terminate the Offer or extend or otherwise amend or modify the expiration date of the Offer other than in compliance with the terms of the Merger Agreement or (vii) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Securities and Exchange Act of 1934, as amended.

Do you have the financial resources to pay for the Shares?

Yes.  We will need approximately $140.0 million to purchase all Shares pursuant to the Offer and to pay related fees and expenses.  Landry’s has entered into a commitment letter with Jefferies Group, Inc. (“Jefferies”), in which Jefferies has committed, directly or through one or more of its affiliates, to provide financing to Landry’s and its affiliates in an amount equal to $138.0 million in connection with the Offer (the “Jefferies Financing”), through the proceeds of the incurrence of $50.0 million in principal amount of incremental term loans (“Term Loans”) under Landry’s existing credit agreement and the remainder through the issuance and sale of Landry’s 11⅝% Senior Secured Notes due 2015 (the “Notes”).  Landry’s will fund the purchase of Shares with proceeds from the Jefferies Financing and cash on hand.  The commitment of Jefferies is, and the obligation of Jefferies to advance the Jefferies Financing will be, conditioned upon, among other things, the consummation of the transactions contemplated by the Merger Agreement and the absence of a material adverse change with respect to MSSR.  See Section 13 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the offer?

No.  We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all issued and outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•	if we consummate the Offer, we expect to acquire all remaining Shares for the same cash price in the Merger; and

•	we have received a debt commitment in respect of funds sufficient to purchase all Shares tendered pursuant to the Offer and the Merger.

What are the “Rights”?

On April 20, 2011, the MSSR Board adopted a Rights Agreement dated effective April 18, 2011 (the “Rights Agreement”), between MSSR and Computershare Trust Company, N.A., as rights agent, pursuant to which it declared a dividend of one right (the “Right”) payable on April 28, 2011, for each Share outstanding on April 28, 2011, to the holders of record on that date. Each Right entitles the registered holder to purchase from MSSR one one-thousandth of a share of Series A Preferred Stock of MSSR, at a price of $45.00 per one one-thousandth of a preferred share represented by a Right, subject to adjustment.  The Rights become exercisable upon a person acquiring more than 15% of the outstanding Shares or following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Shares, subject to the terms and conditions of the Rights Agreement.  Pursuant to the Merger Agreement, the MSSR Board has taken all necessary action to ensure that Landry’s, Purchaser and its affiliates as well as the Offer, the Merger Agreement and the transactions contemplated in connection therewith are exempt from the terms of the Rights Agreement.  See Section 12— “Purpose of the Offer and the Merger; Statutory Requirements; Approval of the Merger; The Rights Agreement; Appraisal Rights; Plans for MSSR.”

How will my Options be treated?

Pursuant to the Merger Agreement, effective upon the acceptance for payment by Purchaser of Shares pursuant to the Offer, each outstanding, unexpired and unexercised Option will fully vest and be deemed exercised and cancelled, with each former holder of any such cancelled Option becoming entitled to receive, an amount in cash, without interest and less any required withholding of tax, equal to the product of (i) the excess of the Offer Price over the exercise price per Share under such Option, and (ii) the number of Shares subject to such Option; provided that if the exercise price per Share of any such Option is equal to or greater than the Offer Price, such Option shall be canceled and terminated without any cash payment being made.  See Section 11—“Merger Agreement.”

What will happen to my Restricted Shares in the Offer?

Each holder of Restricted Shares will have the right to tender such Restricted Shares into the Offer.  Effective upon the acceptance for payment by Purchaser of Shares pursuant to the Offer, each such Restricted Share (whether tendered into the Offer or not) will become fully vested and, to the extent not withheld to satisfy tax withholding obligations, will be treated the same as other Shares properly tendered into the Offer.  See Section 11—“Merger Agreement.”

How long do I have to decide whether to tender my Shares into the Offer?

Unless the Offer is extended following completion of the initial Offer as described below or earlier terminated in accordance with the Merger Agreement, you will have until 12:00 midnight, New York City time, on December 20, 2011 (the “Expiration Date,” unless the Offer is extended in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended, shall expire) to tender your Shares in the Offer.  Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure by which a broker, a bank, or any other fiduciary that is an eligible institution may guarantee that the missing items will be received by Computershare Inc., in its capacity as depositary for the Offer (the “Depositary”) within three trading days on The Nasdaq Global Stock Market (“Nasdaq”). In addition, if we extend the Offer, you will have additional time to tender your Shares. If your Shares are held by a broker, dealer, trust company, bank or other nominee, you should contact your broker, dealer, trust company, bank or other nominee as they may require advance notification before the Expiration Date of the Offer.  Section 1 — “Terms of the Offer; Expiration Date.”

Can the Offer be extended and under what circumstances can or will the Offer be extended?

We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, the Offer can be extended beyond its initial Expiration Date, but in no event will we be required to extend the Offer beyond March 6, 2012.

Pursuant to the Merger Agreement, we will be required to extend the Offer beyond the initial Expiration Date if the conditions to the Offer have not been satisfied or waived, in consecutive increments of up to ten (10) business days (the length of each such period to be determined by Landry’s in its sole discretion), ending no later than March 6, 2012.  If on the initial Expiration Date or any subsequent date as of which the Offer is scheduled to expire, the Minimum Tender Condition is the only condition that has not been satisfied or waived, we will be required, if requested by MSSR, to extend the Offer and the Expiration Date beyond any then scheduled Expiration Date for one or more periods not to exceed an aggregate of twenty (20) business days (the length of each such period (which is not to be less than five business days) to be determined by Landry’s in its sole discretion), ending no later than March 6, 2012.

If all of the conditions to the Offer (or all of the conditions other than the Minimum Tender Condition) have been satisfied as of 4:01 pm ET on the business day immediately preceding the initial Expiration Date, we may extend the Offer prior to the expiration thereof for one period not to exceed ten (10) business days from the initial Expiration Date, if Landry’s and Purchaser, prior to the public announcement of such extension: (i) irrevocably waive (A) all of the conditions to the Offer (other than (1) the Minimum Tender Condition, which may be waived by Landry’s and Purchaser only with the prior written consent of MSSR, and (2) the condition that there not be any temporary restraining order, preliminary or permanent injunction, law or other judgment issued by any court of competent jurisdiction in effect enjoining or otherwise preventing or prohibiting the consummation of the Offer or the Merger), (B) Landry’s right to terminate for MSSR’s breach of a representation, warranty or covenant under the Merger Agreement, and (C) the condition that the waiting period applicable to the Merger under the HSR Act and applicable foreign antitrust laws shall have expired or been terminated, and (ii) deposit into an escrow account, the aggregate funds necessary to consummate the Offer and the Merger, the release of which to be conditioned only upon the occurrence of the acceptance for payment by Purchaser of Shares pursuant to the Offer.

We must also extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or any rule or regulation of Nasdaq, in each case, applicable to the Offer.  Section 1 — “Terms of the Offer; Expiration Date.”

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day of the scheduled Expiration Date. An amendment to this Offer to Purchase providing for the extension will also be filed with the SEC. See Section 1 — “Terms of the Offer; Expiration Date.”

How do I accept the Offer and tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, prior to the Expiration Date.  If your Shares are held in street name (i.e., through a broker, dealer or other nominee), they can be tendered by your nominee through The Depository Trust Company.  If you cannot deliver all necessary documents to the Depositary in time, you may be able to complete and deliver to the Depositary, in lieu of the missing documents, the enclosed Notice of Guaranteed Delivery, provided you are able to comply fully with its terms.  See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

If I accept the Offer, when will I be paid for my Shares?

If the conditions to the Offer are satisfied and we consummate the Offer and accept your Shares for payment, you will receive payment for the Shares promptly following the Expiration Date.  See Section 2 — “Acceptance for Payment and Payment.”

Can I withdraw my previously tendered Shares?

You may withdraw all or a portion of your tendered Shares by delivering written, telegraphic or facsimile notice to the Depositary prior to the Expiration Date or any extension thereof.  Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after January 21, 2012, which is 60th day after the commencement of the Offer, until the time we do accept your Shares for payment.  Once Shares are accepted for payment, they cannot be withdrawn.  See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of such written notice, with the required information to the Depositary while you still have the right to withdraw such Shares. If you tendered your Shares by giving instructions to a broker or other nominee, you must instruct your broker or nominee to arrange for the withdrawal of your Shares. See Section 4 — “Withdrawal Rights.”

Have any stockholders already agreed to tender their Shares in the Offer?

We have not entered into any agreement with any officer or director of MSSR which provides for the tender of their Shares in the Offer.  Tilman J. Fertitta, the Chairman of the Board, President and Chief Executive Officer of Landry’s and the Chairman of the Board and President of Purchaser has agreed to tender all of his Shares in the Offer.

If the Offer is completed, will MSSR continue as a public company?

No. Following the purchase of Shares in the Offer, we plan to immediately consummate the Merger. If the Merger takes place, MSSR will no longer be publicly owned. Even if for some reason the Merger does not take place but we purchase all of the tendered Shares, then there may be so few remaining stockholders and publicly held Shares that MSSR common stock will no longer be eligible to be traded on Nasdaq or any other securities exchange, there may not be a public trading market for the common stock of MSSR, and MSSR may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly held companies. See Section 7— “Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations; Rights.”

If you successfully complete the Offer, what will happen to the MSSR Board?

If we accept Shares for payment pursuant to the Offer, under the Merger Agreement, Purchaser will be entitled to designate a number of persons to the MSSR Board that reflects Purchaser’s proportionate voting interest in MSSR.  However, prior to the effective time of the Merger, the MSSR Board will retain at least two directors who were directors immediately prior to the closing of the Offer, and who qualify as “independent directors” by Nasdaq or U.S. federal securities laws, and the approval of a majority of such directors will be required for MSSR to amend, modify or terminate the Merger Agreement or effect certain other actions related to or in connection with the Merger. After the consummation of the Merger, the directors of Purchaser immediately prior to the consummation of the Merger shall be the directors of the surviving corporation in the Merger. See Section 12—“Purpose of the Offer and the Merger; Statutory Requirements; Approval of the Merger; The Rights Agreement; Appraisal Rights; Plans for MSSR.”

If you do not consummate the Offer, will you nevertheless consummate the Merger?

No.  The consummation of the Merger is conditioned upon, among other things, the consummation of the Offer and Purchaser’s acceptance for payment of and payment for the Share validly tendered and not withdrawn pursuant to the Offer.

If I do not tender but the Offer is successful, what will happen to my Shares?

If the Offer is consummated and certain other conditions are satisfied, Purchaser will merge with and into MSSR and all of the then outstanding Shares (other than Shares held by Landry’s, Purchaser or MSSR, or by any stockholder of MSSR who is entitled to and properly exercises appraisal rights under Delaware law) will, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any applicable withholding taxes.  Therefore, if the Merger is consummated, the only difference between tendering your Shares and not tendering your Shares is that if you tender your Shares, you may be paid earlier and you will not be entitled to appraisal rights. If the Merger does not take place, however, the number of stockholders and the number of Shares that are held by the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described above, MSSR may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly held companies.

Are appraisal rights available in either the Offer or the Proposed Merger?

Appraisal rights are not available in the Offer.  If we consummate the Merger on the terms described herein, you will be entitled to appraisal rights in connection with the Merger if you do not tender your Shares or vote in favor of the Merger and you strictly comply with applicable Delaware law.  See Section 12 — “Purpose of the Offer and the Merger; Statutory Requirements; Approval of the Merger; The Rights Agreement; Appraisal Rights; Plans for MSSR.”

Is stockholder approval required for the Merger?

The closing of the Merger is subject to approval of the Merger by the holders of a majority of the Shares; however, the parties have agreed that if, after the purchase of the Shares pursuant to the Offer and after giving effect to any Shares purchased pursuant to the Top-Up (as defined and described below), Landry’s and its subsidiaries own at least 90% of the outstanding Shares, then, following the satisfaction or waiver of the other conditions to the closing of the Merger, Landry’s shall execute a “short-form” merger pursuant to applicable Delaware General Corporation Law, which will not require the consent of MSSR’s stockholders.

What is the Top-Up and when could it be exercised?

MSSR has granted to Purchaser an irrevocable right (the “Top-Up”), which Purchaser shall exercise immediately following consummation of the Offer, if necessary, to purchase from MSSR up to a number of Shares that, when added to the Shares already owned directly or indirectly by Landry’s and its subsidiaries following consummation of the Offer, constitutes one Share more than 90% (determined on a fully diluted basis) of the then outstanding Shares immediately after the issuance of the Shares under the Top-Up. If, following the closing of the Offer, Landry’s and its subsidiaries own at least 90% of the outstanding Shares, including through exercise of the Top-Up, each of Landry’s, Purchaser and MSSR will, subject to the satisfaction or waiver of the conditions to the Merger, take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after consummation of the Offer, as a short-form merger pursuant to applicable Delaware General Corporation Law without action of the stockholders of MSSR.

What is the market value of my Shares as of a recent date?

On November 7, 2011, the last full trading day before Landry’s and MSSR announced that they had entered into the Merger Agreement, the closing sale price of a Share on Nasdaq was $6.77.  On November 21, 2011, the last trading day prior to the printing of this Offer to Purchase, the last sale price of Shares reported on Nasdaq was $8.64 per Share.  See Section 6 — “Price Range of the Shares; Dividends.”

What are the United States federal income tax consequences to me of the Offer and the Merger?

If you are a United States Holder (as defined in Section 5 — “Material United States Federal Income Tax Consequences”), the receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger generally will be a taxable transaction to you for United States federal income tax purposes. In general, you will recognize gain or loss equal to the difference between your adjusted tax basis in the Shares you tender or exchange and the amount of cash you receive for those Shares. If you are a United States Holder and you hold your Shares as a capital asset, the gain or loss that you recognize generally will be a capital gain or loss and will be treated as a long-term capital gain or loss if you have held such Shares for more than one year. You should consult your tax advisor about the particular tax consequences to you of tendering your Shares pursuant to the Offer or exchanging your Shares in the Merger. See Section 5 — “Material United States Federal Income Tax Consequences” for a discussion of United States federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger.

Whom can I call with questions?

You can call Okapi Partners LLC at 1-877-285-5990 with any questions you may have.  Okapi Partners LLC is acting as the information agent for the offer.  See Section 17 — “Certain Fees and Expenses” and the back cover of this Offer to Purchase.

INTRODUCTION

To the Stockholders of McCormick & Schmick’s Seafood Restaurants, Inc.:

Landry’s MSA Co., Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Landry’s, Inc., a Delaware corporation (“Landry’s”), is offering to purchase (the “Offer”) all issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), including the associated rights to purchase shares of Series A Preferred Stock, par value $0.001 per share (the “Rights”), of McCormick & Schmick’s Seafood Restaurants, Inc., a Delaware corporation (“MSSR”), at a price of $8.75 per share, net to the seller in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”). Unless the context otherwise requires, all references herein to the “Shares” shall be deemed to include the associated Rights.

The Offer and the withdrawal rights will expire at midnight, New York City time, on December 20, 2011 (the “Expiration Date,” unless the Offer is extended in accordance with the Merger Agreement (as defined below) in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended, shall expire) or earlier terminated in accordance with the terms of the Merger Agreement.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 7, 2011, by and among Landry’s, Purchaser and MSSR (as may be amended, the “Merger Agreement”), pursuant to which, after completion of the Offer and in any event the satisfaction or waiver of certain conditions, Purchaser will merge with and into MSSR (the “Merger”), with MSSR continuing as the surviving corporation in the Merger and a direct wholly-owned subsidiary of Landry’s, and each issued and outstanding Share (other than Shares owned by Landry’s, Purchaser or MSSR, or by any stockholder of MSSR who is entitled to and properly exercises appraisal rights under Delaware law) will, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any applicable withholding of taxes. As a result of the Merger, MSSR will cease to be a publicly traded company and will become wholly-owned by Landry’s.  The Merger Agreement is more fully described in Section 11 — “Merger Agreement,” which also contains a discussion of the treatment of options, restricted stock and other equity securities of MSSR.

Tendering stockholders whose Shares are registered in their own name who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions.  Stockholders who hold their Shares in street name through a bank, dealer, broker, trust or other nominee should check with such nominee as to whether it will charge any service fees.  Except as set forth in Instruction 6 of the Letter of Transmittal, stockholders will not have to pay stock transfer taxes on the sale of Shares pursuant to the Offer.  Any tendering stockholder or other payee who fails to complete and sign the IRS Form W-9 included in the Letter of Transmittal (or other applicable form) may be subject to a required United States federal income backup withholding of 28% of the gross proceeds payable to such stockholder or other payee pursuant to the Offer.  See Section 5 — “Material United States Federal Income Tax Consequences.”  Purchaser will pay all fees and expenses of Computershare Inc., as Depositary (the “Depositary”), and Okapi Partners LLC, as Information Agent (the “Information Agent”), incurred in connection with the Offer.  See Section 17 — “Certain Fees and Expenses.”

The MSSR board of directors (the “MSSR Board”) has unanimously determined that the terms of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of MSSR’s stockholders. Accordingly, the MSSR Board recommends that MSSR’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer and, if required by applicable law, vote to adopt the Merger Agreement.

A more complete description of the MSSR Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in MSSR’s Solicitation/Recommendation Statement on Schedule 14D-9 (which we refer to as the “Schedule 14D-9”) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), that is being furnished to stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth under the sub-heading “Background of the Offer and Reasons for Recommendation.”

The Offer is not subject to a financing condition.  However, the Offer is conditioned upon, among other things, the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including the following:

•
that there be validly tendered prior to the Expiration Date, a number of Shares that, when added to the number of Shares owned by Landry’s, Purchaser and any of their respective affiliates, represent a majority of the issued and outstanding Shares plus the aggregate number of Shares issuable to holders of Options from which MSSR has received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued) (the “Minimum Tender Condition”);

•
the expiration or termination of any waiting period (or any extension thereof) applicable to the purchase of Shares under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules and regulations promulgated thereunder;

•
that there shall not be any temporary restraining order, preliminary or permanent injunction, law or other judgment issued by any court of competent jurisdiction in effect enjoining or otherwise preventing or prohibiting the consummation of the Offer or the Merger;

•	the accuracy of MSSR’s representations and warranties set forth in the Merger Agreement subject, in certain cases, to materiality and material adverse effect qualifications;

•	MSSR’s compliance in all material respects with its obligations set forth in the Merger Agreement;

•
that since November 7, 2011, there has not occurred any change, circumstance, event or occurrence that has had or would reasonably be expected to have a material adverse effect with respect to MSSR; or

•	that the Merger Agreement has not been terminated in accordance with its terms.

The Offer is subject to certain other conditions as well.  A more detailed discussion of the conditions to consummation of this Offer may be found in Section 12 — “Purpose of the Offer and the Merger; Statutory Requirements; Approval of the Merger; The Rights Agreement; Appraisal Rights; Plans for MSSR” and Section 15 — “Conditions to the Offer.”

Purchaser may waive any or all of the conditions to its obligation to purchase Shares pursuant to the Offer (other than the Minimum Tender Condition, which may only be waived with the prior written consent of MSSR).  Without the consent of MSSR, Purchaser cannot (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) change the form of consideration payable in the Offer, (iv) amend, modify or waive the Minimum Tender Condition, (v) add to the conditions to the Offer or amend, modify or supplement any condition to the Offer in a manner adverse to any holder of Shares, (vi) terminate the Offer or extend or otherwise amend or modify the expiration date of the Offer other than in compliance with the terms of the Merger Agreement or (vii) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Securities and Exchange Act of 1934, as amended.

MSSR has represented in the Merger Agreement (as defined below) that, as of the close of business on November 1, 2011, there were 14,889,523 Shares issued and outstanding, including 26,535 Shares of restricted stock granted under MSSR’s stock incentive plan (“Restricted Shares”).  As of the close of business on November 4, 2011, there were 615,148 Shares issuable upon exercise of outstanding stock options granted pursuant to MSSR’s stock incentive plan (each, an “Option”), of which 154,000 Shares are issuable upon exercise of Options with an exercise price less than the Offer Price.

 Pursuant to the Merger Agreement, effective upon the consummation of the Offer, Purchaser will be entitled to designate a number of persons to the MSSR Board that reflects Purchaser’s proportionate voting interest in MSSR.  However, prior to the effective time of the Merger, the MSSR Board will retain at least two directors who were directors immediately prior to the closing of the Offer, and who qualify as “independent directors” by The Nasdaq Global Stock Market (“Nasdaq”) or U.S. federal securities laws, and the approval of a majority of such directors will be required for MSSR to amend, modify or terminate the Merger Agreement or effect certain other actions related to or in connection with the Merger. After the consummation of the Merger, the directors of Purchaser immediately prior to the consummation of the Merger shall be the directors of the surviving corporation in the Merger. See Section 12— “Purpose of the Offer and the Merger; Statutory Requirements; Approval of the Merger; The Rights Agreement; Appraisal Rights; Plans for MSSR.”

The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the adoption of the Merger Agreement by the affirmative vote of the holders of at least a majority of the voting power of the then outstanding Shares. This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies at this time. If after the purchase of the Shares pursuant to the Offer and after giving effect to any Shares purchased pursuant to the Top-Up (as defined and described below), Landry’s and its subsidiaries own at least 90% of the outstanding Shares, then, following the satisfaction or waiver of the other conditions to the closing of the Merger, Landry’s shall execute a “short-form” Merger pursuant to applicable Delaware General Corporation Law, which will not require the consent of MSSR’s stockholders.

MSSR has granted to Purchaser an irrevocable right (the “Top-Up”), which Purchaser shall exercise immediately following consummation of the Offer, if necessary, to purchase from MSSR up to a number of Shares that, when added to the Shares already owned directly or indirectly by Landry’s and its subsidiaries following consummation of the Offer, constitutes one Share more than 90% (determined on a fully diluted basis) of the then outstanding Shares immediately after the issuance of the Shares under the Top-Up. If, following the closing of the Offer, Landry’s and its subsidiaries own at least 90% of the outstanding Shares, including through exercise of the Top-Up, each of Landry’s, Purchaser and MSSR will, subject to the satisfaction or waiver of the conditions to the Merger, take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after consummation of the Offer, as a short-form merger pursuant to applicable Delaware General Corporation Law without action of the stockholders of MSSR.

The United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5 — “Material United States Federal Income Tax Consequences.”

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE OFFER

1.	TERMS OF THE OFFER; EXPIRATION DATE.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn in accordance with the procedures set forth in Section 4 — “Withdrawal Rights” on or prior to the Expiration Date.  The term “Expiration Date” means 12:00 Midnight, New York City time, on December 20, 2011, unless and until the Offer is extended in accordance with the Merger Agreement, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended, will expire.

Purchaser may waive any or all of the conditions to its obligation to purchase Shares pursuant to the Offer (other than the Minimum Tender Condition, which may only be waived with the prior written consent of MSSR).  Without the consent of MSSR, Purchaser cannot (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) change the form of consideration payable in the Offer, (iv) amend, modify or waive the Minimum Tender Condition, (v) add to the conditions to the Offer or amend, modify or supplement any condition to the Offer in a manner adverse to any holder of Shares, (vi) terminate the Offer or extend or otherwise amend or modify the Expiration Date other than in compliance with the terms of the Merger Agreement or (vii) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Securities and Exchange Act of 1934, as amended.

Pursuant to the Merger Agreement, we will be required to extend the Offer beyond the initial Expiration Date if the conditions to the Offer have not been satisfied or waived, in consecutive increments of up to ten (10) business days (the length of each such period to be determined by Landry’s in its sole discretion), ending no later than March 6, 2012.  If on the initial Expiration Date or any subsequent date as of which the Offer is scheduled to expire, the Minimum Tender Condition is the only condition that has not been satisfied or waived, we will be required, if requested by MSSR, to extend the Offer and the Expiration Date beyond any then scheduled Expiration Date for one or more periods not to exceed an aggregate of twenty (20) business days (the length of each such period (which is not to be less than five business days) to be determined by Landry’s in its sole discretion), ending no later than March 6, 2012.

If all of the conditions to the Offer (or all of the conditions other than the Minimum Tender Condition) have been satisfied as of 4:01 pm ET on the business day immediately preceding the initial Expiration Date, we may extend the Offer prior to the expiration thereof for one period not to exceed ten (10) business days from the initial Expiration Date, if Landry’s and Purchaser, prior to the public announcement of such extension: (i) irrevocably waive (A) all of the conditions to the Offer (other than (1) the Minimum Tender Condition, which may be waived by Landry’s and Purchaser only with the prior written consent of MSSR, and (2) the condition that there not be any temporary restraining order, preliminary or permanent injunction, law or other judgment issued by any court of competent jurisdiction in effect enjoining or otherwise preventing or prohibiting the consummation of the Offer or the Merger), (B) Landry’s right to terminate for MSSR’s breach of a representation, warranty or covenant under the Merger Agreement, and (C) the condition that the waiting period applicable to the Merger under the HSR Act and applicable foreign antitrust laws shall have expired or been terminated, and (ii) deposit into an escrow account, the aggregate funds necessary to consummate the Offer and the Merger, the release of which to be conditioned only upon the occurrence of the acceptance for payment by Purchaser of Shares pursuant to the Offer.

We must also extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or its staff or any rule or regulation of Nasdaq, in each case, applicable to the Offer.

If at any then-scheduled Expiration Date, all of the conditions to the Offer have been satisfied or waived by Landry’s except for the Minimum Tender Condition and no further extensions of the Offer are required, MSSR or Landry’s may terminate the Merger Agreement.

If Purchaser extends the Offer or if Purchaser is delayed in its acceptance for payment of or payment (whether before or after its acceptance for payment of Shares) for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder’s offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.  Without limiting the manner in which Purchaser may choose to make any public announcement, subject to applicable law (including Rule 14e-1(d) and Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares in a manner reasonably designed to inform such holders of such change), Purchaser currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If Purchaser makes a material change in the terms of the Offer, or if it waives a material condition to the Offer, Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act.  The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in the percentage of securities sought or a change in any dealer’s soliciting fee, will depend upon the facts and circumstances, including, without limitation, the materiality of the changes and, in the SEC’s view, should be no less than five business days from the date that notice of such change is first published or sent or given to security holders. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought, a minimum 10-business day period from the date that such notice of such change is first published or sent or given to security holders is required to allow for adequate dissemination to stockholders.  For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a Federal holiday, and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

If, prior to the Expiration Date, Purchaser increases the consideration being paid for Shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased pursuant to the Offer, whether or not such Shares were tendered prior to the announcement of the increase in consideration.

MSSR has provided Purchaser with MSSR’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on MSSR’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	ACCEPTANCE FOR PAYMENT AND PAYMENT.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the Offer as so extended or amended), Purchaser will purchase  promptly following the Expiration Date, by accepting for payment, and will pay for, all Shares validly tendered and not withdrawn prior to the Expiration Date.  Subject to the Merger Agreement and in compliance with Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares pending receipt of regulatory or government approvals. Rule 14e-1(c) under the Exchange Act relates to the obligation of Purchaser to promptly pay for or return tendered Shares promptly after the termination or withdrawal of the Offer. See Section 16 — “Certain Legal Matters; Antitrust; Other Foreign Approvals; State Takeover Statues.”

In all cases, payment for Shares purchased in the Offer will be made only after timely receipt by the Depositary of (i) the certificates representing the Shares or timely confirmation (a “Book-Entry Confirmation”) of the book-entry transfer of such Shares (if such procedure is available) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”), pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry transfer, and (iii) any other documents required by the Letter of Transmittal.  Accordingly, tendering stockholders may be paid at different times (including following the consummation of the Merger) depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.  The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance of such Shares for payment pursuant to the Offer.  In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased in the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to validly tendering stockholders.  Upon the deposit of funds with the Depositary for the purpose of making payments to tendering stockholders, Purchaser’s obligation to make such payment shall be satisfied and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

Under no circumstances will interest be paid on the purchase price to be paid by Purchaser for any Shares, regardless of any extension of the Offer or any delay in paying such purchase price.  Purchaser will pay any stock transfer taxes incident to the transfer to it of validly tendered Shares, except as otherwise provided in Instruction 6 of the Letter of Transmittal, as well as any charges and expenses of the Depositary and the Information Agent.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

If, prior to the Expiration Date, Purchaser increases the price being paid for Shares, Purchaser will pay the increased consideration for all Shares purchased pursuant to the Offer, whether or not those Shares were tendered prior to the increase in consideration.

3.	PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES.

Valid Tender of Shares.  Except as set forth below, in order for you to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and signed, together with any required signature guarantees or an Agent’s Message in connection with a book-entry delivery of Shares, and any other documents that the Letter of Transmittal requires, at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date and either (a) you must deliver certificates for the Shares representing tendered Shares to the Depositary or you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive timely confirmation of the book-entry transfer of the Shares into the Depositary’s account at the Book-Entry Transfer Facility or (b) you must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Shares and all other required documents, including through the Book-Entry Transfer Facility, is at your election and sole risk, and delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend you use registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Date. In all cases, you should allow sufficient time to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when Purchaser accepts the Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Book-Entry Transfer.  The Depositary will make a request to establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase.  Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer.  However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message, and any other required documents must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures set forth below.

Required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase.  Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

Signature Guarantees.  No signature guarantee is required on the Letter of Transmittal (1) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section, includes any participant in the Book-Entry Transfer Facility’s system whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (2) if such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchanges Medallion Program (each, an “Eligible Institution” and, collectively, “Eligible Institutions”). In all other cases, all signatures on Letters of Transmittal must be guaranteed by an Eligible Institution.  See Instructions 1 and 5 to the Letter of Transmittal.

If the Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or Share Certificates not tendered or not accepted for payment are to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered Share Certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instructions 1 and 5 to the Letter of Transmittal.

If the Share Certificates are forwarded separately to the Depositary, a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, must accompany each such delivery.

Guaranteed Delivery.  If a stockholder desires to tender Shares pursuant to the Offer and such stockholder’s Share Certificates are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such stockholder’s tender may be effected if all the following conditions are met:

(1) such tender is made by or through an Eligible Institution;

(2) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary, as provided below, prior to the Expiration Date; and

(3) the certificates for all such tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within three Nasdaq trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered to the Depositary or transmitted by telegram or facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (1) Share Certificates representing tendered Shares (or a Book Entry Confirmation, if available), (2) a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in connection with a book entry transfer of Shares and (3) any other documents required by the Letter of Transmittal. Accordingly, payment might not be made to all tendering stockholders at the same time, and will depend upon when Share Certificates representing, or Book-Entry Confirmations of, such Shares are received into the Depositary’s account at the Book-Entry Transfer Facility.

United States Federal Income Backup Withholding.  Under U.S. federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service a portion (currently at a rate of 28%) of the amount of any payments made pursuant to the Offer.  To avoid backup withholding, unless an exemption applies, a stockholder that is a U.S. person (as defined for U.S. federal income tax purposes) must provide the Depositary with such U.S. stockholder’s correct taxpayer identification number (“TIN”) and certify under penalties of perjury that the TIN is correct and that the U.S. stockholder is not subject to backup withholding by completing the IRS Form W-9 in the Letter of Transmittal.  If a U.S. stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the U.S. stockholder, and any payment made to the U.S. stockholder pursuant to the Offer may be subject to backup withholding.  All stockholders surrendering Shares pursuant to the Offer that are U.S. persons should complete and sign the IRS Form W-9 included in the Letter of Transmittal to provide the information and certifications necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Depositary).

Certain stockholders (including, among others, corporations and certain foreign individuals and foreign entities) may not be subject to backup withholding.  Foreign stockholders should complete and sign the appropriate IRS Form W-8 (a copy of which may be obtained from the Depositary) in order to avoid backup withholding.  These stockholders should consult a tax advisor to determine which IRS Form W-8 is appropriate.  See the Letter of Transmittal for more information.

Backup withholding is not an additional tax.  Any amounts withheld under the backup withholding rules from payments made to a stockholder may be refunded or credited against the U.S. stockholder’s Federal income tax liability, if any, provided, that the required information is timely furnished to the Internal Revenue Service.

Appointment as Proxy.  By executing a Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints Tilman J. Fertitta and Steven L. Scheinthal, or either of them, and any individual designated by either of them or Purchaser, and each of them individually, as such stockholder’s attorneys-in-fact and proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all Shares or other securities issued in respect of such Shares on or after the date of this Offer to Purchase. All such proxies shall be considered coupled with an interest in the tendered Shares.  Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment such Shares as provided herein.  Upon such appointment, all prior proxies and consents given by such stockholder with respect to such Shares and other securities will, without further action, be revoked, and no subsequent power of attorney, proxies, consents or revocations may be given (and if given will not be deemed effective).  The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights in respect of any annual, special or adjourned meeting of MSSR’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper.  Purchaser reserves the right to require that, in order for Shares to be validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other securities.  See Section 12 — “Purpose of the Offer and the Merger; Statutory Requirements; Approval of the Merger; The Rights Agreement; Appraisal Rights; Plans for MSSR.”

The foregoing proxies are effective only upon acceptance for payment of Shares pursuant to the Offer.  The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of MSSR’s stockholders.

Determination of Validity.  All questions as to the validity, form, eligibility (including, without limitation, time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its reasonable discretion. Purchaser reserves the right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the reasonable satisfaction of Purchaser. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Stockholders may challenge Purchaser’s interpretation of the terms and conditions of the Offer (including, without limitation, the Letter of Transmittal and the instructions thereto), and only a court of competent jurisdiction can make a determination that will be final and binding on all parties.

Other Requirements.  Purchaser’s acceptance for payment of Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

4.	WITHDRAWAL RIGHTS.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.  Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless theretofore accepted for payment as provided herein, may also be withdrawn at any time after January 21, 2012, which is the 60th day after the commencement of the Offer. A withdrawal of a Share will constitute a withdrawal of the associated Right. Rights may not be withdrawn unless the associated Shares are also withdrawn.

To be effective, a notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase.  Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares.  If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution.  If Shares have been delivered pursuant to the book-entry transfer procedures as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures.

Withdrawals of Shares may not be rescinded.  Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be retendered at any subsequent time prior to the Expiration Date by following any of the procedures discussed in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

All questions as to the form and validity (including, without limitation, time of receipt) of any notice of withdrawal will be determined by Purchaser, in its reasonable discretion. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Stockholders may challenge Purchaser’s determinations regarding the form and validity (including time of receipt) of any notice of withdrawal, and only a court of competent jurisdiction can make a determination that will be final and binding on all parties.

5.	MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT: (A) ANY FEDERAL TAX ADVICE CONTAINED HEREIN IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE INTERNAL REVENUE CODE; (B) THE ADVICE IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTION OR THE MATTERS ADDRESSED HEREIN; AND (C) THE TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following is a summary of the material United States federal income tax consequences to certain beneficial owners of Shares that tender Shares for cash pursuant to the Offer or exchange Shares for cash in the Merger. This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to a holder of Shares in light of its particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any local, state or non-United States jurisdiction and does not consider any aspects of United States federal tax law other than income taxation. This summary deals only with Shares held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment), and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under the United States federal income tax laws, such as:

•	a bank, insurance company or other financial institution;
•	a tax-exempt organization;
•	a retirement plan or other tax-deferred account;
•	a partnership, an S corporation or other pass-through entity (or an investor in a partnership, S corporation or other pass-through entity);
•	a mutual fund;
•	a real estate investment trust;
•	a dealer or broker in stocks and securities, or currencies;
•	a trader in securities that elects mark-to-market treatment;
•	a holder of Shares subject to the alternative minimum tax provisions of the Code;
•	a holder of Shares that received the Shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;
•	a “United States Holder” (as defined herein) that has a functional currency other than the United States dollar;
•	a “controlled foreign corporation,” “passive foreign investment company,” or corporation that accumulates earnings to avoid United States federal income tax;
•	a person that holds the Shares as part of a hedge, straddle, constructive sale, conversion or other risk reduction strategy or integrated transaction; or
•	a United States expatriate.

This summary is based on the Code, the Treasury regulations promulgated under the Code, and rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation. This discussion does not address the United States federal income tax consequences to holders of Shares who exercise appraisal rights under Delaware law.

THE DISCUSSION SET OUT HEREIN IS INTENDED ONLY AS A SUMMARY OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO A HOLDER OF SHARES. WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES TO YOU IN CONNECTION WITH THE OFFER AND THE MERGER IN LIGHT OF YOUR OWN PARTICULAR CIRCUMSTANCES, INCLUDING FEDERAL ESTATE, GIFT AND OTHER NON-INCOME TAX CONSEQUENCES, AND TAX CONSEQUENCES UNDER STATE, LOCAL OR FOREIGN TAX LAWS.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Such holders should consult their own tax advisor regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Merger.

United States Holders

The following is a summary of the material United States federal income tax consequences that will apply to you if you are a United States Holder of Shares.  For purposes of this discussion, the term “United States Holder” means a beneficial owner of Shares that is, for United States federal income tax purposes:

•	a citizen or resident of the United States;
•
a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or
•
a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

Payments with Respect to Shares

The tender of Shares for cash pursuant to the Offer or the exchange of Shares for cash in the Merger will be a taxable transaction for United States federal income tax purposes, and a United States Holder who receives cash for Shares pursuant to the Offer or in the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Shares exchanged therefor. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction). Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such United States Holder’s holding period for the Shares is more than one year at the time of the exchange. Long-term capital gain recognized by an individual holder generally is subject to tax at a lower rate than short-term capital gain or ordinary income. There are limitations on the deductibility of capital losses.

Information Reporting and Backup Withholding

A United States Holder generally will be subject to information reporting and backup withholding at the applicable rate (currently, 28%) with respect to the proceeds from the disposition of Shares pursuant to the Offer or in the Merger. A United States Holder will not be subject to backup withholding if it provides a valid taxpayer identification number and complies with certain certification procedures (generally, by providing a properly completed IRS Form W-9) or otherwise establishes an exemption from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a United States Holder will be allowed as a credit against that holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. Each United States Holder should complete and sign the IRS Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary, to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary.

Non-United States Holders

The following is a summary of the material United States federal income tax consequences that will apply to you if you are a Non-United States Holder of Shares. The term “Non-United States Holder” means a beneficial owner of a Share that is, for United States federal income tax purposes:

•	a nonresidential alien individual;
•	a foreign corporation; or
•	a foreign estate or trust.

The following discussion applies only to Non-United States Holders, and assumes that no item of income, gain, deduction or loss derived by the Non-United States Holder in respect of Shares at any time is effectively connected with the conduct of a United States trade or business. Special rules, not discussed herein, may apply to certain Non-United States Holders.

Payments with Respect to Shares

Payments made to a Non-United States Holder with respect to Shares exchanged for cash pursuant to the Offer or in the Merger generally will be exempt from United States federal income tax. However, if the Non-United States Holder is an individual who was present in the United States for 183 days or more in the taxable year and certain other conditions are met, such holder will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of the Shares, net of applicable United States losses from sales or exchanges of other capital assets recognized by the holder during the year.

Backup Withholding

A Non-United States Holder may be subject to backup withholding with respect to the proceeds from disposition of Shares pursuant to the Offer or in the Merger, unless, generally, the Non-United States Holder certifies under penalties of perjury on an appropriate IRS Form W-8 that the Non-United States Holder is not a United States person, or the Non-United States Holder otherwise establishes an exemption in a manner satisfactory to the Depositary.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the Non-United States Holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

The foregoing summary does not discuss all aspects of United States federal income taxation that may be relevant to particular holders of Shares. Holders of Shares should consult their own tax advisors as to the particular tax consequences to them of tendering their Shares for cash pursuant to the Offer or exchanging their Shares for cash in the Merger under any United States federal, state, non-United States or other tax laws.

6.	PRICE RANGE OF THE SHARES; DIVIDENDS.

According to MSSR’s annual report on Form 10-K for the fiscal year ended December 29, 2010 (the “MSSR 2010 10-K”), the Shares are listed and traded principally on Nasdaq under the symbol “MSSR.”  The following table sets forth, for the periods indicated, the high and low sales prices for the Shares on Nasdaq as reported in the MSSR 2010 10-K for MSSR’s fiscal year ended December 29, 2010 and as reported in published financial sources for the indicated periods.

	High	Low
Calendar Year 2011:
First Quarter	$10.47	$6.90
Second Quarter	9.84	6.99
Third Quarter	9.73	5.43
Calendar Year 2010:
First Quarter	$10.14	$6.77
Second Quarter	11.98	7.02
Third Quarter	8.46	6.14
Fourth Quarter	9.87	7.41
Calendar Year 2009:
First Quarter	$5.03	$1.46
Second Quarter	7.94	3.12
Third Quarter	9.45	6.40
Fourth Quarter	8.35	5.46

On November 7, 2011, the last full trading day before Landry’s and MSSR announced that they had entered into the Merger Agreement, the closing sale price of a Share on Nasdaq was $6.77.  On November 21, 2011, the last trading day prior to the printing of this Offer to Purchase, the last sale price of Shares reported on Nasdaq was $8.64 per Share. Please obtain a recent quotation for the Shares prior to deciding whether or not to tender.

Dividends.  MSSR has not paid any cash dividends on the Shares in MSSR’s prior three fiscal years.  If Purchaser acquires control of MSSR, Purchaser currently intends that no dividends will be declared on the Shares prior to Purchaser’s acquisition of the entire equity interest of MSSR.

7.	EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; NASDAQ LISTING; EXCHANGE ACT REGISTRATION; MARGIN REGULATIONS; RIGHTS.

If the Offer is successful and the Merger is consummated, stockholders who do not tender in the Offer (other than those properly exercising appraisal rights available under Delaware law) will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer.  Therefore, if the Merger takes place and a stockholder does not properly perfect its available appraisal rights, the only difference between tendering Shares in the Offer and not tendering Shares in the Offer is that tendering stockholders will be paid earlier.  However, if the Offer is consummated and the Merger does not take place, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there may no longer be an active public trading market (or, possibly, any public trading market) for the Shares.  Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be higher or lower than the price paid in the Offer.

Nasdaq Listing.  Depending upon the number of Shares purchased in the Offer, the Shares may no longer meet the standards for continued inclusion in Nasdaq.  If, as a result of the purchase of Shares in the Offer, the Shares no longer meet the criteria for continued inclusion in Nasdaq, the market for the Shares could be adversely affected. According to the published guidelines of The Nasdaq Stock Market LLC, a security must have a minimum bid price of $1, there must be at least 400 beneficial holders and/or holders of record and the security must meet one of three maintenance standards for continued listing on Nasdaq. The first maintenance standard requires that there be at least $10 million in stockholders’ equity, at least 750,000 publicly held shares, a market value of at least $5 million for all publicly held shares and at least two registered and active market makers for the shares. The second maintenance standard requires that the market value of listed securities be at least $50 million, there be at least 1.1 million publicly held shares with an aggregate market value of at least $15 million and at least four registered and active market makers for the shares. The third maintenance standard requires that the issuer’s total assets and total revenue each be at least $50 million for the most recently completed fiscal year or for two of the three most recently completed fiscal years, there be at least 1.1 million publicly held shares with an aggregate market value of at least $15 million and at least four registered and active market makers for the shares.

If, as a result of the purchase of the Shares in the Offer, the Shares no longer meet these standards, quotations on Nasdaq may be discontinued.  In the event the Shares are no longer quoted on Nasdaq, quotations might still be available from other sources.  The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.  Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price. Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act.  Such registration may be terminated upon application of MSSR to the SEC if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders of the Shares.  We intend to seek to cause MSSR to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by MSSR to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to MSSR. Furthermore, the ability of “affiliates” of MSSR and persons holding “restricted securities” of MSSR to dispose of such securities pursuant to Rule 144 under the United States Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act was terminated, the Shares would no longer be eligible for continued inclusion on the Federal Reserve Board’s list of “margin securities” or eligible for stock exchange listing.

Margin Regulations.  The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit when the Shares are used as collateral.  Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, it is possible that the Shares might no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event the Shares could no longer be used as collateral for loans made by brokers.

8.	CERTAIN INFORMATION CONCERNING MSSR.

The information concerning MSSR contained in this Offer to Purchase has been taken from or is based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto.  Neither Landry’s nor Purchaser takes responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by MSSR to disclose events that may have occurred or may affect the significance or accuracy of any such information, but which are unknown to Purchaser or its affiliates, except to the extent required by law.

According to MSSR’s quarterly report on Form 10-Q for the period ending September 28, 2011 (the “MSSR Latest 10-Q”), MSSR was founded in 1972 and is incorporated under the laws of the State of Delaware.  The principal executive offices of MSSR are located at 1414 NW Northrup Street, Suite 700, Portland, Oregon 97209 and its telephone number is (503) 226-3440.  According to the MSSR Latest 10-Q, MSSR is a leading national seafood restaurant operator in the affordable upscale dining segment.  As of September 28, 2011, MSSR operated 92 restaurants, including 85 restaurants in 25 states throughout the United States, including one pursuant to a management agreement and seven under The Boathouse Restaurant name in the Vancouver, British Columbia area.

MSSR is subject to the periodic reporting requirements under the Exchange Act and is required to file annual, quarterly and current reports, proxy statements and other information with the SEC.  You may read and copy any reports, statements or other information MSSR files at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at l-800-SEC-0330 for further information on the public reference room.  Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates.  The respective SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

9.	CERTAIN INFORMATION CONCERNING LANDRY’S AND PURCHASER.

Purchaser, Landry’s MSA Co., Inc., a Delaware corporation, is a wholly-owned subsidiary of Landry’s, Inc., a Delaware corporation.  Purchaser is a holding company formed solely for the purpose of effecting the transactions contemplated by the Merger Agreement and has not engaged in any activities except in connection with these transactions.  Landry’s is a national, diversified restaurant, hospitality and entertainment company principally engaged in the ownership and operation of high end and casual dining restaurants, primarily under the names of Landry’s Seafood House, Rainforest Cafe, The Chart House, Bubba Gump Shrimp Co., Claim Jumper, Saltgrass Steak House and Oceanaire, as well as a fine dining signature group of restaurants: Vic & Anthony’s, Grotto, Willie G’s and others.

The principal business address of Purchaser and Landry’s is 1510 West Loop South, Houston, Texas 77027.  The business telephone number of each of Purchaser and Landry’s is 713-850-1010.

The name, business address, principal occupation or employment, five-year employment history and citizenship of each director and executive officer of the Purchaser and Landry’s and certain other information is set forth on Schedule I hereto.

Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of Landry’s, Purchaser and, to Landry’s and Purchaser’s knowledge, the persons listed in Schedule I hereto or any associate or majority owned subsidiary of Landry’s, Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of MSSR; (ii) none of Landry’s, Purchaser and, to Landry’s and Purchaser’s knowledge, the persons or entities referred to in clause (i) above has effected any transaction in the Shares during the past 60 days; (iii) none of Landry’s, Purchaser and, to Landry’s’ and Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of MSSR (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between Landry’s, Purchaser, their subsidiaries or, to Landry’s’ and Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and MSSR or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between Landry’s, Purchaser, their subsidiaries or, to Landry’s and Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and MSSR or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Tilman J. Fertitta is the Chairman of the Board, President and Chief Executive Officer of Landry’s and the Chairman of the Board and President of Purchaser.  As of the date hereof, Mr. Fertitta owns directly 1,496,281 Shares, representing approximately 10% of the Shares outstanding.  Mr. Fertitta has agreed to tender all of his Shares in the Offer.

Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase, none of Purchaser, Landry’s or any of the persons listed on Schedule I to the Offer to Purchase, or any associate or majority-owned subsidiary of the forgoing, directly owns any Shares.  As a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, Purchaser and Landry’s may be deemed to beneficially own the 1,496,281 Shares owned directly by Mr. Fertitta.  Purchaser and Landry’s disclaim beneficial ownership of such Shares.

During the last five years, none of Landry’s, Purchaser and, to Landry’s and Purchaser’s knowledge, the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, Federal or state securities laws, or a finding of violations of such laws.

10.	BACKGROUND OF THE OFFER.

Information in this section regarding telephone conversations, meetings and other contacts or activities that did not involve Landry’s, Purchaser or representatives of Landry’s or Purchaser has been furnished by MSSR.  None of Landry’s, Purchaser nor any of its affiliates takes any responsibility for the accuracy or completeness of any information furnished by MSSR.

On April 4, 2011, Mr. Fertitta issued a press release announcing his intention to commence, through one of his affiliates, LSRI Holdings, Inc., a Delaware corporation (“LSRI”), an all-cash offer to acquire all of the issued and outstanding Shares for $9.25 per Share, subject to certain conditions (the “Prior Offer”).

Also on April 4, 2011, Mr. Fertitta sent electronic correspondences to Mr. William T. Freeman, MSSR’s Chief Executive Officer, and Mr. James R. Parish, a member of the MSSR Board, proposing to discuss the Prior Offer and a possible negotiated transaction, and representatives of Mr. Fertitta contacted Mr. Parish and suggested a discussion regarding a proposed transaction.

On April 5, 2011, MSSR issued a statement in response to Mr. Fertitta’s announcement that he intended to commence the Prior Offer, stating that MSSR did not solicit such an offer and had no discussions with Mr. Fertitta concerning it.  MSSR further stated that if the Prior Offer was formally made, the MSSR Board would respond appropriately in accordance with its fiduciary duties but that it had made no decision whether to initiate or enter into discussions with Mr. Fertitta or any other party or to consider any sale or other strategic transaction concerning MSSR.

On April 5, 2011, Mr. Fertitta delivered to MSSR a letter demanding, pursuant to Section 220 of the Delaware General Corporation Law (as amended, the “DGCL”), inspection of MSSR’s stockholder list and security position listings for the purpose of disseminating the Prior Offer to holders of Shares. MSSR responded to Mr. Fertitta’s demand letter and MSSR and Mr. Fertitta entered into a Confidentiality Agreement relating to the records to be delivered thereunder.

On April 4, 5 and 6, 2011, Mr. Fertitta conducted a number of media interviews, during which he discussed his intentions to commence the Prior Offer.

On April 6, 2011, Mr. Fertitta sent an electronic correspondence to Mr. Douglas L. Schmick, MSSR’s Chairman of the Board, to discuss the Prior Offer.

On April 7, 2011, Mr. Fertitta issued a press release announcing the commencement, through his affiliate LSRI, of the Prior Offer and LSRI filed a Tender Offer Statement on Schedule TO with the SEC.

Also on April 7, 2011, Mr. Fertitta sent a letter to the MSSR Board informing them of the commencement of the Prior Offer and expressing his preference to engage in mutually beneficial discussions for a negotiated transaction.

On April 13, 2011, MSSR issued a press release stating that the MSSR Board was reviewing the Prior Offer to determine the course of action it believed would be in the best interest of MSSR and its stockholders consistent with its fiduciary duties and as required by applicable law. The press release further advised MSSR stockholders to take no action at such time pending conclusion of the review of the Prior Offer by the MSSR Board. The press release further stated that the MSSR Board, in consultation with its independent financial and legal advisors, intended to advise stockholders of its formal position regarding the Prior Offer within ten business days from the date of commencement of the Prior Offer by making available to stockholders and filing with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9.

On April 15, 2011, Landry’s filed a Proxy Statement (the “Withhold Proxy”) in connection with the 2011 Annual Meeting of Stockholders of MSSR, seeking stockholders’ authority to withhold their respective votes from being present and counting toward a quorum at the Annual Meeting, in order to prevent MSSR from conducting business at the Annual Meeting prior to engaging in meaningful discussions with Landry’s with respect to the Prior Offer.

On April 20, 2011, MSSR announced that on April 18, 2011, it had entered into a Rights Agreement with Computershare Trust Company, N.A., as Rights Agent, and declared a dividend of one Right for each outstanding Share, payable to stockholders of record on April 28, 2011.

Also on April 20, 2011, MSSR issued a press release and filed a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the Prior Offer with the SEC, announcing that the MSSR Board recommended that MSSR’s stockholders reject the Prior Offer and not tender Shares in the Prior Offer. In the press release, MSSR further announced that the MSSR Board would continue to consult with its advisors regarding potential and appropriate next steps that would best serve the interests of MSSR and all of its stockholders. In the press release, MSSR urged all stockholders to ignore the Withhold Proxy, to submit their proxies as requested by the MSSR Board, and to vote for all of MSSR’s directors.

On April 21, 2011, Mr. Fertitta issued a press release in response to MSSR’s announcement that the MSSR Board had rejected the Prior Offer and entered into the Rights Agreement. Mr. Fertitta stated his belief that the current directors of MSSR were not acting, and would continue to not act, in MSSR stockholders’ best interests with respect to the Prior Offer.  Mr. Fertitta also stated in the press release that he was disappointed to learn that the MSSR Board had chosen to reject the Prior Offer and enter into the Rights Agreement instead of responding to his request to negotiate a merger agreement.  Mr. Fertitta requested MSSR stockholders to authorize Landry’s to withhold their vote at the 2011 Annual Meeting of Stockholders of MSSR.

Also on April 21, 2011, MSSR filed with the SEC a letter to its employees informing its employees of the Prior Offer and that the MSSR Board had rejected the Prior Offer.

On April 22, 2011, Landry’s announced an extension of the expiration date of the Prior Offer until 12:00 Midnight, New York City time on May 31, 2011.

On April 22, 2011, MSSR filed with the SEC a letter to MSSR stockholders recommending that MSSR stockholders reject the Prior Offer and ignore the Withhold Proxy.  In the same filing, MSSR also filed a follow-up letter from Bill Freeman, Bill McCormick and Doug Schmick to its employees.

On April 26, 2011, Mr. Fertitta issued a press release urging stockholders to stop, look and listen before signing or returning any proxy card distributed by MSSR in connection with the 2011 Annual Meeting of Stockholders of MSSR.

On April 26, 2011, MSSR issued a press release announcing that it had mailed a letter to stockholders recommending that they vote for the election of the MSSR Board at the 2011 Annual Meeting of Stockholders of MSSR.

On May 2, 2011, MSSR issued a press release announcing the authorization of a sale process and an evaluation of other strategic alternatives.

On May 3, 2011, MSSR filed with the SEC a letter to its employees regarding its announcement that it had authorized a sale process and an evaluation of other strategic alternatives.

On May 4, 2011, MSSR filed with the SEC an investor presentation in connection with the Prior Offer.  Also on May 4, 2011, MSSR issued a press release announcing the filing of the investor presentation and reiterating its recommendation that MSSR stockholders reject the Prior Offer and vote for the MSSR Board at the 2011 Annual Meeting of Stockholders of MSSR.

Also on May 4, 2011, Mr. Fertitta and Landry’s sent a letter to the MSSR Board and issued a press release in response to MSSR’s announcement that it had begun a sale process.  In the letter and press release, Mr. Fertitta and Landry’s announced that it would participate in the sale process and withdraw its Withhold Proxy.

On May 9, 2011, Doug Schmick sent a letter to Mr. Fertitta, on behalf of the MSSR Board, acknowledging Mr. Fertitta’s letter dated May 4, 2011 and informing Mr. Fertitta that Piper Jaffray & Co., MSSR’s financial advisor (“Piper”), would be in contact regarding Landry’s participation in the sale process.

On May 31, 2011, LSRI issued a press release extending the expiration date of the Prior Offer until 5:00 p.m., New York City time, on July 29, 2011.

On June 8, 2011, Landry’s received a draft confidentiality agreement from MSSR in order to conduct due diligence in connection with a possible negotiated transaction with MSSR.  The initial draft confidentiality agreement required, among other things, that Landry’s terminate the Prior Offer and agree to a standstill for two years, which included, among other things, a prohibition on nominating directors at MSSR’s 2012 and 2013 annual meeting of stockholders.

On June 13, 2011, Olshan Grundman Frome Rosenzweig & Wolosky LLP, legal counsel to Landry’s (“Olshan”), sent initial comments to the draft confidentiality agreement to Kirkland & Ellis LLP, legal counsel to MSSR (“Kirkland”).

On June 17, 2011, Kirkland sent to Olshan a revised draft of the confidentiality agreement, which included, among other things, a standstill for eighteen months from the date of execution.

On June 24, 2011, Olshan sent to Kirkland its comments to the draft confidentiality agreement and a letter setting forth Landry’s position on the standstill and right to nominate directors at MSSR’s 2012 annual meeting of stockholders.  In this letter, Landry’s agreed to terminate the Prior Offer but required that it maintain the right to nominate directors at MSSR’s 2012 annual meeting of stockholders.

From June 25, 2011 to July 8, 2011, Kirkland and Olshan held conference calls to negotiate a mutually agreeable confidentiality agreement.

On July 8, 2011, Olshan sent a second letter to Kirkland setting forth Landry’s position on the standstill and right to nominate directors at MSSR’s 2012 annual meeting of stockholders.  The letter imposed a deadline of July 12, 2011 to sign a mutually agreeable confidentiality agreement or Landry’s would take its case to MSSR’s stockholders.  Olshan also sent to Kirkland another markup of the draft confidentiality agreement reflecting Landry’s comments.

On July 10, 2011, Kirkland sent a letter to Olshan outlining proposed terms to settle the open items in the draft confidentiality agreement, including, among other things, an agreement that the standstill would terminate upon the earlier of (i) March 31, 2012, (ii) the announcement that MSSR has entered into a written agreement with a third party for the sale of MSSR, and (iii) the execution by Landry’s and MSSR of a definitive agreement for the sale of MSSR; provided that the clauses of the standstill relating to the nomination of directors would expire 10 days prior to the nomination deadline for stockholders to elect directors at MSSR’s 2012 annual meeting of stockholders, to the extent not already expired.

On July 12, 2011, Kirkland sent a revised draft of the confidentiality agreement reflecting its July 10, 2011 proposal.

On July 14, 2011, Landry’s entered into a confidentiality agreement with MSSR.  The confidentiality agreement required Landry’s to terminate the Prior Offer, but did not preclude Landry’s from nominating directors at MSSR’s 2012 Annual Meeting of Stockholders.

On July 15, 2011, LSRI terminated the Prior Offer and issued a press release in connection therewith.

During August and September 2011, senior management at Landry’s corresponded and engaged in discussions with Piper in connection with their business due diligence.  Piper also organized conference calls with senior management in connection with Landry’s business due diligence and delivered a confidential offering memorandum prepared by MSSR in June 2011.

On August 15, 2011, Landry’s received access to MSSR’s online dataroom in connection with its due diligence process.

On August 18, 2011, senior management at Landry’s attended a management presentation presented by MSSR’s Chief Executive Officer and Chief Financial Officer.

On September 8, 2011, Piper delivered to Landry’s an instruction letter to submit a final proposal to acquire MSSR.

On September 16, 2011, Piper delivered to Landry’s a draft merger agreement, specifying that Landry’s final proposal should be accompanied by a markup of the draft merger agreement to reflect the changes required to execute a definitive agreement with MSSR.

On September 25, 2011, Landry’s submitted to MSSR a preliminary markup of the draft merger agreement and a letter of intent detailing the basic terms and conditions of its proposal to acquire MSSR.  The proposal contemplated a purchase price of $8.75 per Share by means of a merger or similar structure rather than through a tender offer and was subject to Landry’s completion of confirmatory due diligence, which Landry’s expected to be completed within two weeks from the date thereof.  The proposal also indicated that Landry’s would deliver a financing commitment letter to fund the transaction at the time of signing a definitive agreement with MSSR and requested a period of exclusivity to proceed further.

On September 28, 2011, representatives of Piper contacted Landry’s financial advisor to inquire as to the reasons for the price reduction to $8.75 per share from the $9.25 per share figure contained in the Prior Offer.  A representative of Landry’s indicated that the decrease in price resulted from a decline in MSSR’s financial performance during the first and second quarter of 2011. Landry’s requested a two-week exclusivity period, which MSSR rejected because of the continuing discussions on price, continuing review of the merger agreement terms proposed by Landry’s, and MSSR’s questions regarding Landry’s financing commitment.

On October 3, 2011, Landry’s delivered a supplemental letter to the MSSR Board, reiterating its final and best offer to acquire MSSR for $8.75 per Share in light of the continued decline in MSSR’s financial performance compared to the projections set forth in MSSR’s confidential offering memorandum and management presentation.  In the supplemental letter, Landry’s requested a two week exclusivity period to complete its confirmatory due diligence.  Landry’s confirmed again that it would deliver a financing commitment letter to fund the transaction at the time of signing a definitive agreement with MSSR and requested a response from MSSR regarding exclusivity by the close of business on October 5, 2011.

On October 4, 2011, Kirkland and Olshan had a conference call to discuss certain material issues in Landry’s preliminary markup of the merger agreement as well as Landry’s request for exclusivity and financing for the transaction.

On October 6, 2011, Piper contacted Landry’s financial advisor to communicate the MSSR Board’s counter-offer of $9.50 per Share, and Kirkland contacted Olshan to reiterate MSSR’s position on the open issues in the merger agreement.

On October 9, 2011 Landry’s financial advisor responded to Piper that Landry’s could not evaluate MSSR’s $9.50 per Share proposal until it examined MSSR’s third-quarter financial results.

On October 11, 2011, Kirkland distributed to Olshan a revised draft of the merger agreement.

On October 14, 2011, Piper delivered to Landry’s information regarding MSSR’s third-quarter financial results.

On October 17 and October 18, 2011 Landry’s financial advisor raised questions with Piper regarding MSSR’s third quarter financial performance, and Piper responded to those questions.

On October 20, 2011, Olshan delivered to Kirkland comments to the revised draft of the merger agreement.  Landry’s also delivered a letter to the MSSR Board reiterating its willingness to move quickly to enter into a definitive agreement with MSSR and an explanation for Landry’s offer to acquire MSSR for $8.75 per Share.  In the letter, Landry’s stated that it believed that MSSR would miss its 2011 Pro Forma Adjusted EBITDA by 10-15% from its June 2011 projection that was set forth in MSSR’s confidential offering memorandum.  Landry’s further noted that its offer price of $8.75 per Share reflected a significant premium to MSSR stockholders from the closing price of $6.77 as of October 19, 2011.  Landry’s again requested a two week exclusivity period and agreed to a tender offer structure.

On October 20, 2011, Piper responded to Landry’s financial advisor that the $8.75 price was unacceptable.

On October 21, 2011, Landry’s financial advisor contacted Piper to communicate that Landry’s had agreed to increase its bid price to $8.90 per Share, but that this offer would expire at the close of business on October 21, 2011. Landry’s also agreed to furnish MSSR and its counsel with a draft of the financing commitment letter of Jefferies.

On October 23, 2011, Piper communicated the MSSR Board’s position to Landry’s representative that Landry’s should submit its best offer and best terms to be considered at the regular MSSR Board meeting scheduled for October 26-27, 2011.  Piper also requested to see a draft of the financing commitment letter of Jefferies.

On October 24, 2011, Olshan delivered a draft of Jefferies’ financing commitment letter to MSSR’s counsel.

On October 24 and 25, 2011, Kirkland and Olshan had conference calls to discuss the significant open issues in the merger agreement as well as Landry’s request for exclusivity and financing for the transaction.

On October 27, 2011, Piper informed Landry’s financial advisor that the MSSR Board had held a meeting that day to discuss Landry’s proposal to acquire MSSR at $8.90 per Share.  Piper informed Landry’s financial advisor that at this meeting the MSSR Board agreed to move forward with Landry’s for a purchase price of $8.90 per Share, subject to the parties reaching an agreement on the other terms of the transaction.

From October 28 to November 7, 2011, Landry’s conducted its confirmatory due diligence and had conference calls with MSSR’s senior management and representatives.  Kirkland and Olshan also worked to finalize the merger agreement.

On October 31, 2011, Landry’s delivered to MSSR, Piper and Kirkland the latest draft of the Jefferies commitment letter, Landry’s financial statements and existing credit agreement and indenture under which the Jefferies Financing would be issued.

From November 2, 2011 to November 4, 2001, Landry’s had meetings with MSSR’s senior management at MSSR’s corporate headquarters.

On November 4, 2011, Landry’s proposed a final offer price of $8.75 per Share based on its due diligence review and the continued decline in MSSR’s financial performance compared to the projections set forth in MSSR’s confidential offering memorandum and management presentation.

On November 7, 2011, the MSSR Board had a meeting to approve the merger agreement and the transactions contemplated therein, including a final offer price of $8.75 per Share.  Thereafter, the parties executed the Merger Agreement and the appropriate parties executed and delivered the Jefferies debt commitment letter.

On November 8, 2011, before the opening of trading on Nasdaq, MSSR and Landry’s each issued a press release announcing the execution of the Merger Agreement.

On November 22, 2011, Purchaser commenced the Offer.

11.	MERGER AGREEMENT

The following is a summary of certain provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed as Exhibit 2.1 to the Form 8-K filed by MSSR with the Securities and Exchange Commission on November 10, 2011, which is incorporated herein by reference.  Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The Merger Agreement has been provided solely to inform investors of its terms.  The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate.  In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, MSSR.  MSSR’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of MSSR, Landry’s, Purchaser or any of their respective subsidiaries or affiliates.

The Offer

The Merger Agreement provides that Purchaser will commence the Offer on or before November 22, 2011, and that, subject to the satisfaction of the Minimum Tender Condition and the other conditions described that are set forth in Section 15— “Conditions to the Offer,” Landry’s will cause Purchaser to accept for payment, and Purchaser shall pay for, all Shares validly tendered and not withdrawn promptly following the applicable expiration date of the Offer.  The initial Expiration Date of the Offer will be midnight, New York City time, on December 20, 2011.

Terms and Conditions of the Offer.  The obligations of Purchaser to accept for payment, and pay for, any Shares tendered pursuant to the Offer are subject to the conditions set forth in Section 15—“Conditions to the Offer.”  The Offer conditions are for the sole benefit of Landry’s and Purchaser, and may be asserted or waived by Landry’s and Purchaser, in whole or in part, at any time and from time to time, in their sole discretion, other than the Minimum Tender Condition, which may be waived by Landry’s and Purchaser, only with the prior written consent of MSSR. Landry’s and Purchaser expressly reserve the right to increase the Offer Price or to waive or make any other changes in the terms and conditions of the Offer; provided, however, that unless otherwise provided in the Merger Agreement or previously approved by MSSR in writing, Purchaser will not, and Landry’s will not permit Purchaser to, (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) change the form of consideration payable in the Offer, (iv) amend, modify or waive the Minimum Tender Condition, (v) add to the Offer Conditions or amend, modify or supplement any Offer Condition in a manner adverse to any holder of Shares, (vi) terminate the Offer or extend or otherwise amend or modify the Expiration Date in any manner other than in compliance with the terms of the Merger Agreement or (vii) provide any subsequent offering period after the consummation of the Offer.

Extensions of the Offer. Pursuant to the Merger Agreement, Purchaser and Landry’s have agreed to extend the Offer beyond the initial Expiration Date, if the conditions to the Offer have not been satisfied or waived, in consecutive increments of up to ten (10) business days (the length of each such period to be determined by Landry’s in its sole discretion), ending no later than March 6, 2012.  If on the initial Expiration Date or any subsequent date as of which the Offer is scheduled to expire, the Minimum Tender Condition is the only condition that has not been satisfied or waived, Purchaser and Landry’s have agreed, if requested by MSSR, to extend the Offer and the Expiration Date beyond any then scheduled Expiration Date for one or more periods not to exceed an aggregate of twenty (20) business days (the length of each such period (which is not to be less than five business days) to be determined by Landry’s in its sole discretion), ending no later than March 6, 2012.

If all of the conditions to the Offer (or all of the conditions other than the Minimum Tender Condition) have been satisfied as of 4:01 pm ET on the business day immediately preceding the initial Expiration Date, Purchaser and Landry’s may extend the Offer prior to the expiration thereof for one period not to exceed ten (10) business days from the initial Expiration Date, if Landry’s and Purchaser, prior to the public announcement of such extension: (i) irrevocably waive (A) all of the conditions to the Offer (other than (1) the Minimum Tender Condition, which may be waived by Landry’s and Purchaser only with the prior written consent of MSSR, and (2) the condition that there not be any temporary restraining order, preliminary or permanent injunction, law or other judgment issued by any court of competent jurisdiction in effect enjoining or otherwise preventing or prohibiting the consummation of the Offer or the Merger), (B) Landry’s right to terminate for MSSR’s breach of a representation, warranty or covenant under the Merger Agreement, and (C) the condition that the waiting period applicable to the Merger under the HSR Act and applicable foreign antitrust laws shall have expired or been terminated, and (ii) deposit into an escrow account, the aggregate funds necessary to consummate the Offer and the Merger, the release of which to be conditioned only upon the occurrence of the acceptance for payment by Purchaser of Shares pursuant to the Offer.

Purchaser and Landry’s must also extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or its staff or any rule or regulation of Nasdaq, in each case, applicable to the Offer.

Recommendation.  Pursuant to the Merger Agreement, MSSR consented to the Offer and to the inclusion in the Offer documents of the Recommendation, which is discussed in further detail below.  Once the Offer documents are filed with the SEC, MSSR must file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer and promptly thereafter mail such Schedule to its stockholders.  Landry’s and Purchaser will furnish to MSSR all information that may be required by applicable securities laws or reasonably requested by MSSR for inclusion in the Schedule 14D-9 and must update or correct any misleading material information.  MSSR must also notify Landry’s and Purchaser upon the receipt of any SEC comments or requests and must give to them a reasonably opportunity to participate in the formulation of any written response.

MSSR has represented in the Merger Agreement that the MSSR Board has, at a meeting duly called and held, unanimously (i) authorized and approved the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby, (ii) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby, (iii) declared that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth therein, are fair to and in the best interests of the stockholders of MSSR, (iv) directed that the adoption of the Merger Agreement be submitted to a vote at a meeting of the stockholders of MSSR unless the adoption of the Merger Agreement by MSSR’s stockholders is not required by applicable law, (v) recommended that the stockholders of MSSR accept the Offer and tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement (the “Recommendation”), (vi) caused any restrictions of any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws of Delaware and Oregon that may purport to be applicable to MSSR, Landry’s, Purchaser, or any their respective affiliates or the Merger Agreement or the transactions contemplated thereby (including the Offer, the Top-Up and the Merger) not to apply or to have been satisfied solely with respect the Merger Agreement or the transactions contemplated thereby, and (vii) authorized and approved the Top-Up and the issuance of Shares under the Top-Up.

In addition, the MSSR Board has taken all necessary action so that (i) none of the execution or delivery of the Merger Agreement or the consummation of the Offer, the Merger or any other transaction contemplated by the Merger Agreement will result in (A) Landry’s or Purchaser being deemed to be an Acquiring Person (as defined in the Rights Agreement), (B) the occurrence of a Triggering Event (as defined in the Rights Agreement), or (C) the distribution of Rights Certificates (as defined in the Rights Agreement) separate from the certificates representing the Shares, and (ii) the Rights Agreement will expire pursuant to the terms of the Rights Agreement at the effective time of the Merger.

MSSR’s Board of Directors.  Pursuant to the Merger Agreement, effective upon the initial acceptance for payment by Purchaser of Shares pursuant to the Offer (the “Acceptance Time”), Landry’s is entitled to designate the number of directors, rounded up to the next whole number, on the MSSR Board that is equal to the total number of directors on such Board (giving effect to the election of any additional directors) multiplied by the percentage that the number of Shares beneficially owned by Landry’s and/or Purchaser (including Shares accepted for payment pursuant to the Offer) bears to the total number of Shares then outstanding.  MSSR must use its reasonable best efforts to cause Landry’s designees to be elected or appointed to the MSSR Board, such as increasing the number of directors (amending the by-laws if necessary to increase the size) or securing resignations of incumbent directors; provided, however, that prior to the Merger becoming effective (the “Effective Time”), the MSSR Board shall always have at least two directors who were directors immediately prior to the closing of the Offer, and who qualify as “independent directors” by Nasdaq or U.S. federal securities laws, and the approval of a majority of such directors will be required for MSSR to amend, modify or terminate the Merger Agreement or effect certain other actions related to or in connection with the Merger Agreement.  At the Acceptance Time, MSSR will also cause individuals designated by Landry’s to constitute the proportional number of members, rounded up to the next whole number, on each committee of the MSSR Board, to the fullest extent permitted by applicable law and the rules of Nasdaq.

Top-Up.  Pursuant to the Merger Agreement, MSSR has granted to Purchaser an irrevocable right (the “Top-Up”), which Purchaser shall exercise immediately following consummation of the Offer, if necessary, to purchase from MSSR up to a number of Shares that, when added to the Shares already owned directly or indirectly by Landry’s and its subsidiaries following consummation of the Offer, constitutes one Share more than 90% (determined on a fully diluted basis) of the then outstanding Shares immediately after the issuance of the Shares under the Top-Up; provided, however, that the Top-Up may not be exercised (i) to purchase an amount of Shares in excess of the number of Shares authorized and unissued (treating Shares owned by MSSR as treasury stock as unissued) and not otherwise reserved or committed for issuance at the time of exercise of the Top-Up, (ii) unless the Offer shall have been consummated and (iii) unless, immediately after such exercise, Landry’s and its subsidiaries would own more than 90% of the Shares then outstanding.  The Top-Up shall be exercisable only once.

If, following the closing of the Offer, Landry’s and its subsidiaries own at least 90% of the outstanding Shares, including through exercise of the Top-Up, each of Landry’s, Purchaser and MSSR will, subject to the satisfaction or waiver of the conditions to the Merger, take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after consummation of the Offer, as a short-form merger pursuant to applicable Delaware General Corporation Law without action of the stockholders of MSSR.

The Merger

Pursuant to the terms of the Merger Agreement and in accordance with the DGCL, following completion of the Offer, if applicable, and at the Effective Time:

•	Purchaser will be merged with and into MSSR and, as a result of the Merger, the separate corporate existence of Purchaser will cease;

•	MSSR will be the surviving corporation in the Merger and will become a wholly-owned subsidiary of Landry’s; and

•
all of the properties, rights, privileges, powers and franchises of MSSR and Purchaser will vest in the surviving corporation, and all of the claims, obligations, liabilities, debts and duties of MSSR and Purchaser shall become the claims, obligations, liabilities, debts and duties of the surviving corporation.

Certificate of Incorporation; Bylaws; Directors and Officers of the Surviving Corporation.  At the Effective Time, MSSR’s certificate of incorporation and bylaws as in effect immediately prior to the Effective Time will be amended so as to read in their entirety as set forth in the applicable exhibits to the Merger Agreement, and as so amended, will be the certificate of incorporation and bylaws of the surviving corporation.  Immediately prior to the Effective Time, the directors of Purchaser will become the directors of the surviving corporation and the officers of Purchaser will become the officers of the surviving corporation.

Merger Closing Conditions.  The obligations of Landry’s and Purchaser, on the one hand, and MSSR, on the other hand, to complete the Merger are each subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

•	the affirmative vote of holders of a majority of the outstanding Shares to adopt the Merger Agreement (the “Stockholder Approval”) shall have been obtained, if required by applicable law;

•	any waiting period applicable to the Merger under the HSR Act and applicable foreign antitrust Laws shall have expired or early termination thereof shall have been granted;

•
no temporary restraining order, preliminary or permanent injunction, law or other judgment issued by any court of competent jurisdiction shall remain in effect enjoining or otherwise preventing or prohibiting the consummation of the Merger; and

•
Purchaser shall have accepted for payment the Shares validly tendered and not validly withdrawn pursuant to the Offer, provided, however, that neither Landry’s nor Purchaser is entitled to assert the failure of this condition if, in breach of the Merger Agreement, Purchaser fails to purchase any Shares validly tendered and not validly withdrawn pursuant to the Offer.

Merger Consideration.  Each Share issued and outstanding immediately prior to the Effective Time, other than Shares owned by Landry’s, Purchaser, MSSR or their respective subsidiaries, immediately prior to the Effective Time, or Shares owned by any MSSR stockholder who is entitled to and properly exercises appraisal rights under Delaware law, will automatically be converted into the right to receive the Offer Price in cash, without interest and less any applicable withholding taxes (the “Merger Consideration”).  All Shares converted into the right to receive the Merger Consideration shall automatically be canceled and cease to exist.

Payment for MSSR Shares.  Before the Merger, Landry’s will designate a bank or trust company reasonably acceptable to MSSR to make payment of the Merger Consideration (the “Paying Agent”).  At or prior to the Effective Time, Landry’s shall cause to be deposited, in trust with the Paying Agent, cash in an amount sufficient to pay the aggregate Merger Consideration to the stockholders.

As promptly as reasonably practicable after the Effective Time, Landry’s shall cause the Paying Agent to mail to each holder of record of Share Certificates a letter of transmittal and instructions for use in effecting the surrender of Share Certificates in exchange for the Merger Consideration.  The Paying Agent will pay the Merger Consideration to the stockholders upon receipt of (1) surrendered Share Certificates and (2) a signed letter of transmittal and any other items specified by the Paying Agent.  Interest will not be paid or accrue in respect of the Merger Consideration.  The surviving corporation will reduce the amount of any Merger Consideration paid to the stockholders by any applicable withholding taxes.

If any cash deposited with the Paying Agent is not claimed within nine months following the Effective Time, such cash will be returned to Landry’s, upon demand, and any holders of Certificates who have not theretofore complied with Share Certificate exchange procedures in the Merger Agreement shall thereafter look only to Landry’s for, and Landry’s shall remain liable for, payment of their claims for the Merger Consideration and any dividends declared in accordance with the restrictions in the Merger Agreement with a record date prior to the Effective Time that remain unpaid at the Effective Time and that are due to any such holder.

The transmittal instructions will include instructions if the stockholder has lost the Certificate or if it has been stolen or destroyed.  The stockholder will have to provide an affidavit to that fact and, if required by Landry’s, post a bond in an amount that Landry’s reasonably directs as indemnity against any claim that may be made against it with respect to such Certificate.

Treatment of MSSR Equity Rewards. At the Acceptance Time, each outstanding, unexpired and unexercised Option will vest and become exercisable.  To the extent not exercised prior to the Acceptance Time, then upon the Effective Time, each Option will be deemed to be exercised and canceled, with each former holder of any such cancelled Option becoming entitled to receive, at the Effective Time or as soon as practicable thereafter, in consideration of the deemed exercise and cancellation of such Option, an amount in cash, without interest and less any applicable withholding taxes, equal to (i) the excess, if any, of the Merger Consideration over the exercise price per Share subject to such Option multiplied by (ii) the total number of Shares subject to such Option; provided that if the exercise price per share of any such Option is equal to or greater than the per share Merger Consideration, the Option shall be cancelled without any cash payment.

Each holder of unvested Restricted Shares will have the right to tender such Restricted Shares into the Offer, subject to and contingent upon the occurrence of the acceptance for purchase of Shares tendered pursuant to the Offer.  At the Acceptance Time, each Restricted Share (whether tendered into the Offer or not) will become fully vested and, to the extent not withheld by MSSR to satisfy tax withholding obligations, will be treated the same as other outstanding Shares.

Representations and Warranties

The Merger Agreement contains representations and warranties of MSSR, Landry’s and Purchaser.  Some of the representations and warranties made by MSSR are qualified as to “materiality” or “Company Material Adverse Effect.”  For purposes of the Merger Agreement, “Company Material Adverse Effect” means any changes that, individually or when taken together with all other changes, has had or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of MSSR and its subsidiaries, taken as a whole; provided, however, that none of the following shall either alone or in combination constitute, or be taken into account when determining whether there has been, or is reasonably expected to be, a “Company Material Adverse Effect”:

•	general economic conditions in the United States or Canada;
•
conditions in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States or Canada, including changes in interest rates or suspension of trading on any securities exchange or over-the-counter market;

•	conditions in the industries in which MSSR and its subsidiaries conduct business;
•	acts of war, sabotage or terrorism in the United States or Canada;
•	earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, and other similar events in the United States or Canada;
•	changes in law or regulatory conditions or changes in GAAP or other accounting standards (or the interpretation thereof);
•	announcement and pendency of the Merger Agreement or the transactions contemplated thereby;
•	any actions taken or failure to take action by Landry’s or its Affiliates as required or prohibited by the Agreement;
•
changes in MSSR’s stock price or the trading volume of stock, in and of itself, or any failure by MSSR to meet any internal or third party estimates of revenue, earnings or other financial performance or results for any period, in and of itself (but not, in each case, the underlying cause of such changes or failures, unless such changes or failures would otherwise be excepted from this definition); and

•
any legal proceedings brought by any current or former MSSR stockholders (on their own behalf or on behalf of MSSR) against MSSR or any of its directors or officers arising out of the Merger or in connection with any transactions contemplated thereby, except in the cases of the first six bullets above, to the extent that MSSR and its subsidiaries, taken as a whole, are disproportionately affected by such item as compared with other participants in industries in which MSSR and its subsidiaries primarily operate (in which case, only the extent of such disproportionate effects shall be taken into account when determining whether there has been, or is reasonably expected to be, a Company Material Adverse Effect).

In the Merger Agreement MSSR has made customary representations and warranties to Landry’s and Purchaser with respect to, among other things:

•	its organization and good standing;
•	corporate power and enforceability;
•	MSSR Board actions, including the Recommendation and with respect to the Rights Agreement;
•	the vote required for the adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement;
•	non-contravention;
•	required governmental approvals;
•	its capitalization;
•	its subsidiaries;
•	its SEC reports;
•	its financial statements;
•	disclosure documents filed with the SEC;
•	the absence of undisclosed liabilities;
•	the absence of certain changes or events;
•	material contracts;
•	real property;
•	personal property and assets;
•	intellectual property;
•	tax matters;
•	employee benefit matters;
•	labor and employment matters;
•	permits, including liquor licenses;
•	compliance with laws;
•	environmental matters;
•	litigation;
•	insurance;
•	related party transactions;
•	brokers’ and finders’ fees;
•	opinion of financial advisor with respect to the fairness of the Offer Price;
•	the inapplicability of state takeover statutes or regulations to the Offer, the Top-Up, or the Merger; and
•	quality and safety of food and beverage products.

Landry’s and Purchaser have also made customary representations and warranties to MSSR pursuant to the Merger Agreement with respect to, among other things:

•	organization and good standing;
•	corporate power and enforceability;
•	non-contravention;
•	required governmental approvals;

•	litigation;
•	information supplied;
•	ownership of MSSR capital stock;
•	brokers’ and finders’ fees;
•	operations and ownership of Purchaser;
•	available funds;
•	stockholder and management arrangements;
•	solvency; and
•	non-reliance on MSSR estimates, projections, forecasts, forward-looking statements and business plans.

None of the representations and warranties contained in the Merger Agreement survives the consummation of the Merger.

Covenants of MSSR

Conduct of Business of MSSR. The Merger Agreement provides that, except (i) as expressly contemplated, required or permitted by the Agreement, (ii) required by applicable law, (iii) set for in disclosure schedules to the Merger Agreement, or (iv) as consented to in writing by Landry’s (not to be unreasonably withheld or delayed), after the date of the Merger Agreement, and prior to the Acceptance Time:

•	MSSR and each of its subsidiaries shall, conduct its business in the usual, regular and ordinary course of business consistent with past practice; and

•
use its commercially reasonable efforts, consistent with past practices and policies, to preserve intact its business organization, preserve its assets, rights and properties in good repair and condition, retain the services of its current officers, employees and consultants and preserve its goodwill and current relationships of MSSR and each of its subsidiaries with customers, suppliers and other persons.

In addition, the Merger Agreement provides that during the same period and pursuant to the same exceptions described above, MSSR shall not, and shall not permit any of its subsidiaries to, take any of the following actions, subject to the thresholds and exceptions specified in the Merger Agreement:

•	amend its certificate of incorporation or bylaws;

•
issue Shares or other equity interests or any rights, warrants or options to acquire, any Shares or equity interests (except pursuant to the exercise of Options or pursuant to requirements of contracts that have been disclosed to Landry’s);

•	acquire, repurchase or redeem any Shares or other equity interests (except for tax withholdings, price settlements upon the vesting of Restricted Shares or Options);

•
split, combine or reclassify any Shares or other equity interest, declare or pay any dividend or other distribution with respect to any Shares (except for cash dividends made by a MSSR subsidiary to MSSR or a subsidiary), or enter into agreements regarding the voting of its Shares or other equity interest;

•	propose, adopt or enter into a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization;

•
redeem, repurchase, cancel or otherwise acquire, or modify the terms of, any indebtedness for borrowed money or issue any debt securities or guarantee the obligations of any person (except for borrowings pursuant to existing credit facilities not in excess of $100,000 or that are necessary for business operations or business expense advances in the ordinary course to employees);

•
adopt or amend any employee plan, hire or increase the compensation or fringe benefits of, or enter into any severance agreement with any director, executive officer, consultant, or any employee that is salaried or at the manager level or higher, or pay any benefit not provided for by any existing employee plan;

•
settle, release or compromise any pending or threatened legal proceeding to be paid by MSSR in excess of $100,000 individually or $300,000 in the aggregate and that entails the incurrence of any obligation to be performed by MSSR after the Effective Time or that would impose any material restrictions on the business or operations of MSSR;

•	change the accounting principles or practices, except as may be required as a result of a change in applicable law or in GAAP;

•	make or change any material tax election or settle any material federal, state, local or non-U.S. income tax liability;

•	acquire, by merger, consolidation or otherwise, any business, or make any capital contributions or investments in any person, in excess of $25,000 individually or $100,000 in the aggregate;

•
enter into any single capital expenditure in excess of $25,000 or capital expenditures in excess of $200,000 in the aggregate, other than on an emergency basis or sell, pledge, abandon, transfer, lease, assign, license, guarantee or encumber any property, rights or assets having a current value in excess of $50,000 individually or $200,000 in the aggregate or any material intellectual property rights (other than sales of inventory or non-exclusive licenses);

•
enter into, terminate or amend any material contract or release or settle any claim against or obligation owing to MSSR, or enter into any contract which contains a change of control provision that would require a payment to the other party;

•	enter into, terminate or amend any material contract for the purchase of inventory other than for the purchase of inventory for immediate use or consumption;

•	have executive officers knowingly permit any employee or other person to remove any assets from the corporate office, warehouses, and restaurants;

•	intentionally defer the payment of any accounts payable beyond the date such payable is due without penalty;

•	issue any coupons or complimentary rights for dining unless consistent with past practice or sell any coupons or gift certificates at less than 85% of fair value;

•	waive any rights under or amend the Rights Agreement, except as expressly contemplated by the Agreement;

•	propose or adopt any shareholder rights plan, poison pill or similar arrangement;

•	fail to maintain material insurance policies covering respective properties, assets and businesses in a form and amount consistent with past practice;

•	grant any lien on any of its assets, other than permitted liens;

•	change its fiscal year;

•	enter into any new line of business outside of its existing business;

•	implement or announce any material reductions in labor force, mass layoffs or plant closings, early retirement programs, or new severance programs or policies;

•
enter into, terminate or amend any lease or material contract for the purchase or sale of real property if obligated to pay more than $1,000 per month, waive any material term or default, release or settle any claims or obligations under any lease, or enter into any lease which contains a change of control provision that would require a payment to the other party in connection with the transactions contemplated by the Merger Agreement;

•	renew or enter into any non-compete, exclusivity, non-solicitation or similar agreement that would restrict or limit, the operations of MSSR or its subsidiaries;

•	enter into, renew or modify any indemnification agreement; or

•	commit, authorize or agree to take any of the foregoing actions or enter into any binding agreement or arrangement to take any of the foregoing actions.

Notwithstanding the foregoing, nothing is intended to give Landry’s the right to control or direct the business or operations of MSSR or its subsidiaries at any time prior to the Effective Time.

No Solicitation.  From the date of the Merger Agreement until the earlier to occur of the termination of such Agreement and the Effective Time, MSSR agreed that it will not and will cause its subsidiaries and their direct respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other agents (collectively their “representatives”) to:

•
solicit, initiate, propose or knowingly induce or knowingly encourage or assist the making or announcement of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal (as defined below);

•
furnish to any person (other than Landry’s or Purchaser) any non-public information or afford to any person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of MSSR or its subsidiaries, with the intent to induce, encourage or assist the making or announcement of, any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal;

•
engage in, continue or otherwise participate in any discussions or negotiations with any person in connection with or for the purpose of knowingly facilitating any Acquisition Proposal or any proposal that could reasonably be expected to lead to an Acquisition Proposal;

•	grant or authorize any waiver, amendment or release under any standstill agreement or takeover law for the purpose of allowing a third party to make an Acquisition Proposal;

•	approve, endorse or recommend an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; or

•
enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar contract relating to an Acquisition Proposal or any proposal that could reasonably be expected to lead to an Acquisition Proposal.

MSSR also agreed to (and agreed to cause its subsidiaries and representatives to) immediately cease all existing discussions or negotiations with any person with respect to any Acquisition Proposal.

Notwithstanding the restrictions described above, at any time before the Acceptance Time, MSSR and its subsidiaries and representatives may (i) participate or engage in discussions or negotiations with any third party that has made a bona fide, unsolicited written Acquisition Proposal, (ii) grant a limited waiver, amendment or release under any standstill agreement for the sole purpose of allowing any third party to make a written Acquisition Proposal (including providing consent or authorization to do so) and/or (iii) furnish to any third party that has made a bona fide, unsolicited written Acquisition Proposal, any non-public information or access to business, properties, assets, books, records, or to any personnel, of MSSR or its subsidiaries, if pursuant to an acceptable confidentiality agreement; provided, that prior to taking any of the actions described in clause (i) and (iii) above, the MSSR Board (or any authorized committee thereof) determines in good faith, based on information then available and after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal (as defined below) or could reasonably be expected to lead to a Superior Proposal; and provided, further, that that prior to taking any of the actions described in clause (i), (ii) and (iii) above:

•	MSSR gives Landry’s written notice of the identity of such third party and the material terms of such Acquisition Proposal or if in writing, a copy thereof; and

•	contemporaneously with furnishing any non-public information to such third party, MSSR furnishes such non-public information to Landry’s.

Pursuant to the Merger Agreement, MSSR also agreed to, promptly, and in any event within one business day, notify Landry’s of (i) any Acquisition Proposal or (ii) any request for information which would reasonably be expected to lead to an Acquisition Proposal, and provide the terms and conditions of such Acquisition Proposal or request and the identity of the third party making such Acquisition Proposal or request.  MSSR must also keep Landry’s reasonably informed of any material change in the status or terms of any such Acquisition Proposal and must provide Landry’s copies of all draft agreements and/or related documents provided by MSSR or its subsidiaries by such third party.

MSSR Board’s Recommendation.  Subject to the provisions described below, the MSSR Board agreed to include the Recommendation in the Schedule 14D-9 and to permit Landry’s to include the Recommendation in this Offer to Purchase and the other documents related to the Offer. The Merger Agreement provides that the MSSR Board will not effect a “Company Board Recommendation Change” (defined below) except as described below.

Neither the MSSR Board nor any committee thereof shall (i) withhold, withdraw, amend, qualify or modify in any manner adverse to Landry’s or Purchaser, or publicly propose to do so, (ii) adopt, approve or recommend an Acquisition Proposal or publicly propose to do so, (iii) fail to publicly recommend against any Acquisition Proposal within ten business days of Landry’s written request or fail to publicly reaffirm the Recommendation within five business days of Landry’s written request (provided that Landry’s may only make two such requests in any given fifteen business day period), (iv) fail to recommend against any Acquisition Proposal subject to Regulation 14D under the Exchange Act within ten business days after the commencement of such Acquisition Proposal, (v) fail to include the Recommendation in the Schedule 14D-9 or the Proxy Statement, if applicable, or (vi) enter into any letter of intent, memorandum of understanding or similar contract relating to any Acquisition Proposal (other than any acceptable confidentiality agreement) (any action described in clauses (i) through (vi), a “Company Board Recommendation Change”); provided, however that a “stop, look and listen” communication by the Board (or any committee thereof) to the stockholders pursuant to Rule 14d-9(f) of the Exchange Act shall not be deemed a Company Board Recommendation Change.

Notwithstanding the foregoing, at any time prior to the Effective Time, the MSSR Board (or any committee thereof) may effect a Company Board Recommendation Change if, at any time prior to the receipt of the Stockholder Approval:

•
the MSSR Board (or any authorized committee thereof) determines in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable laws;

•
MSSR has notified Landry’s in writing at least five business days in advance (the “Notice Period”), that it intends to effect a Company Board Recommendation Change, describing in detail its reasons, and, in the case of any Acquisition Proposal, the identity of the third party making the Superior Proposal, and the material terms thereof;

•
if requested by Landry’s, MSSR shall and shall direct its Representatives to, during the Notice Period, negotiate with Landry’s in good faith to make adjustments in the terms and conditions of the Agreement; and

•
the MSSR Board (or any committee thereof) determines in good faith (after consultation with outside legal counsel), after considering the terms of any proposed amendment to the Merger Agreement, that the failure to effect a Company Board Recommendation Change would still be inconsistent with the directors’ fiduciary duties under applicable laws.

The Merger Agreement does not prohibit the MSSR Board from (i) taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act, provided that any such disclosure (other than a “stop-look-and-listen communication” or similar communication contemplated by Rule 14d-9(f) under the Exchange Act) will be deemed a Company Board Recommendation Change unless the MSSR Board expressly publicly reaffirms the Recommendation within five business days following any request by Landry’s, or (ii) making any “stop-look-and-listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

For purposes of this Offer to Purchase and the Merger Agreement:

“Acquisition Proposal” means an offer or proposal from a third party relating to (i) the acquisition of more than 15% of the Shares outstanding, or any tender offer or exchange offer that, if consummated in accordance with its terms, would result in such third party beneficially owning more than 15% of the Shares outstanding; (ii) a merger, consolidation, recapitalization, reorganization, share exchange, joint venture, business combination or other similar transaction involving MSSR or any of its subsidiaries which would, directly or indirectly, result in any third party owning 15% or more of the voting equity interests, consolidated assets, net revenues or net income of MSSR and its subsidiaries, taken as a whole; (iii) a sale, transfer, acquisition or disposition of more than 15% of the consolidated assets of MSSR and its subsidiaries taken as a whole or to which 15% or more of MSSR’s net revenues or net income on a consolidated basis are attributable; (iv) a liquidation, dissolution or other winding up of MSSR and its subsidiaries, taken as a whole, or (v) any combination of the foregoing.

“Superior Proposal” means any bona fide written Acquisition Proposal (with all of the percentages included in the definition of Acquisition Proposal increased to 50%), not arising out of or relating to any material violation of the no solicitation or MSSR Board’s Recommendation provisions of the Merger Agreement, which the MSSR Board determines in good faith (after consultation with its financial advisor and outside legal counsel), taking into account, among other things, all relevant legal, financial, regulatory and other aspects of such Acquisition Proposal and the Merger Agreement (taking into account any revisions to this Agreement made or proposed in writing by Landry’s prior to the time of determination), including financing, regulatory approvals, equityholder litigation, the identity of the person or group making the Acquisition Proposal, breakup fee and expense reimbursement provisions and other events or circumstances whether or not beyond the control of the party seeking to assert that an Acquisition Proposal constitutes a Superior Proposal, (i) is reasonably likely to be consummated in accordance with its terms, and (ii) would be more favorable to the holders of Shares from a financial point of view than the Offer, the Merger and the other transactions contemplated by the Merger Agreement (after taking into account the expected timing and risk and likelihood of consummation).

Financing Efforts.  Pursuant to the Merger Agreement, Landry’s and Purchaser have agreed not to permit any amendment or modification to be made to, or any waiver of any provision or remedy under the debt commitment letter or fee letter with Jefferies, if such amendment, modification or waiver (i) reduces the aggregate amount of the Jefferies Financing in a manner that would prevent or delay the consummation of the Jefferies Financing or (ii) amends the conditions precedent to the Jefferies Financing in a manner that would make the funding  less likely to occur or imposes additional obligations  prior to the consummation of the Offer.  Landry’s and Purchaser may however amend the debt commitment letter or fee letter with Jefferies to add lenders, lead arrangers or other similar entities.  If any portion of the Jefferies Financing becomes unavailable on the terms and conditions contemplated by the debt commitment letter or fee letter with Jefferies, Landry’s and Purchaser have agreed to promptly notify MSSR and use their reasonable best efforts to arrange and obtain financing from alternative sources in an amount and on terms sufficient to consummate such transaction as promptly as practicable following the occurrence of such event.

Landry’s has also agreed to give MSSR prompt notice (i) of the receipt of any written notice from a financing source for the Jefferies Financing with respect to any actual or potential breach, default, termination or repudiation by any party to the debt commitment letter with Jefferies or any definitive document relating to the Jefferies Financing and (ii) of the occurrence of an event or development that Landry’s or Purchaser expects to have a material and adverse impact on their ability to obtain all or any portion of the Jefferies Financing on the terms, in the manner or from the sources contemplated by the debt commitment letter with Jefferies or any definitive document relating to the Jefferies Financing.

MSSR has agreed to use its commercially reasonable efforts to cause its representatives to provide such cooperation as Landry’s may reasonably request and that is customary in connection with the arrangement of debt and equity financings in acquisition transactions.

Obligations with Respect to the Proxy Statement.  If approval of, or notification to, MSSR stockholders is required by applicable law to consummate the Merger, MSSR has agreed to prepare and use commercially reasonable efforts to file with the SEC not later than ten business days following the consummation of the Offer, a preliminary proxy statement relating to the Merger Agreement, which shall include the Recommendation and the Fairness Opinion (except in the case of a Company Board Recommendation Change).

Indemnification, Exculpation and Insurance.  Landry’s and Purchaser have agreed that all rights to indemnification, and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time, and rights to advancement of expenses relating thereto, now existing in favor of the current or former directors or officers of MSSR and of its subsidiaries or any of their respective predecessors as provided in the applicable certificates of incorporation or bylaws or other organizational documents or in any indemnification agreement, will survive the Merger and will continue in full force and effect and will not be, for a period of six years from the Effective Time, modified in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors or officers of MSSR or any of its subsidiaries or any of their respective predecessors.

In addition, Landry’s has agreed to and will cause the surviving corporation to, indemnify and hold harmless each current and former director or officer of MSSR or any of its subsidiaries against any losses, claims, damages, liabilities, costs, expenses, judgments, fines and amounts paid in settlement of or in connection with any threatened or actual claim, suit, action proceeding or investigation based in whole or in part on the fact that such director or officer is or was a director or officer of MSSR or any of its subsidiaries or any of their respective predecessors.

For a period of six years after the Effective Time, Landry’s has agreed to maintain in effect any “tail” prepaid insurance policies obtained by MSSR and its subsidiaries prior to the Effective Time, or maintain any director and officer liability insurance and fiduciary insurance coverage on terms and coverage amounts no less favorable in the aggregate than the terms of such policies in effect on the date of the Merger Agreement; provided that neither Landry’s nor the surviving corporation is required to expend annually in excess of 150% of the annual premium paid by MSSR for such insurance coverage, but in such case must purchase the greatest amount of coverage available for such amount.

Employee Matters.  For a period of one year following the Effective Time, Landry’s has agreed to cause the surviving corporation to provide compensation, benefits and severance payments (other than equity based benefits and individual employment agreements) to each employee that continues with the surviving corporation that, taken as a whole, are no less favorable in the aggregate than the compensation, benefits and severance payments (other than equity based benefits and individual employment agreements) currently provided to Landry’s similarly situated employees.  Landry’s has agreed that employees will generally receive credit for service under prior MSSR employee benefit plans for eligibility and vesting purposes.

Nothing in the Merger Agreement creates a right or obligation which is enforceable by a continuing or former employee of MSSR or any other person with respect to any terms or conditions of employment.

Efforts to Close the Transaction.  In the Merger Agreement, each of MSSR, Landry’s and Purchaser have agreed to use its reasonable best efforts to take all actions necessary, proper or advisable under applicable law to consummate, as promptly as reasonably practicable, the Offer, the Merger and the other transactions contemplated by such Agreement, including making all necessary filings, notices, and other documents necessary to consummate the Offer, the Merger and other transactions contemplated by the Merger Agreement.

Takeover Statute.  In the event that the restrictions of any state anti-takeover or other similar law are or become applicable to the Merger Agreement or any of the transactions contemplated by such Agreement, MSSR, Landry’s and Purchaser have agreed to use their respective reasonable best efforts to ensure that all necessary transactions may be consummated as promptly as practicable on the terms and subject to the conditions set forth in the Merger Agreement and otherwise to minimize the effect of such law on the Agreement and the transactions contemplated thereby.

Stockholder Litigation. Each of MSSR, Landry’s and Purchaser have agreed to keep the other parties reasonably informed regarding litigation relating to the Merger Agreement, the Offer, the Merger or the transactions contemplated thereby.  Each party must also give the other parties the opportunity to consult with such party regarding the defense or settlement of any such shareholder litigation and shall consider such other parties’ views with respect to such shareholder litigation.

Other Covenants. The Merger Agreement contains other customary covenants, including, but not limited to, covenants relating to employee matters, tax matters, public announcements, access, confidentiality, cooperation to cause the delisting of the Shares from Nasdaq and deregistration of the Shares under the Exchange Act, and cooperation to obtain landlord estoppels from certain leased properties of MSSR.

Termination of the Merger Agreement

Termination. The Merger Agreement may be terminated at any time prior to the Acceptance Time:

(i)           by mutual written agreement of Landry’s and MSSR;

(ii)           by either MSSR or Landry’s:

A.
in the event that the Offer has not been consummated on or before March 6, 2012; provided, however, that the right to terminate is not available to any party that is in material breach of the Merger Agreement or whose actions or omissions have prevented the consummation of the Offer and such action or omission is a breach of the Merger Agreement;

B.
if any law is enacted after the date of the Merger Agreement that makes the acceptance for payment of or payment for Shares tendered pursuant to the Offer illegal or that prohibits the consummation of the Merger or if any injunction prohibits the acceptance for payment of or payment for Shares tendered pursuant to the Offer or prohibits the consummation of the Merger and such injunction has become final and non-appealable; provided, however, that a party cannot terminate the Merger Agreement if the issuance of any injunction is attributable to the failure of such party to perform any obligation required to be performed at or prior to the Effective Time; or

C.
if as of any scheduled Expiration Date, all conditions to the Offer described in Section 15 of this Offer to Purchase have been satisfied or waived by Landry’s except for the Minimum Tender Condition and no further extensions or re-extensions of the Offer by Landry’s and Purchaser are required; provided, however, that such right to terminate is not available to any party whose breach of any obligation is a principal cause of, or primarily resulted in, the failure of the Minimum Tender Condition to be satisfied;

(iii)           by MSSR:

A.
if (i) MSSR receives a bona fide, unsolicited written Acquisition Proposal (which Acquisition Proposal did not arise out of any material breach of the MSSR Board Recommendation provision in the Merger Agreement); (ii) the MSSR Board (or any authorized committee thereof) determines in good faith, based on information then available and after consultation with its financial advisor and outside legal counsel, that such bona fide, unsolicited written Acquisition Proposal constitutes a Superior Proposal; (iii) the members of the MSSR Board (or any committee thereof) determines in good faith (after consultation with outside legal counsel) that the failure to enter into a definitive agreement relating to such Superior Proposal would reasonably be expected to be inconsistent with their fiduciary duties to its stockholders; (iv) MSSR delivers to Landry’s a notice that it will change its Recommendation; (v) if requested by Landry’s, MSSR makes itself and its representatives available to negotiate with Landry’s and its representatives any proposed modifications to the terms and conditions of the Merger Agreement; (vi) the MSSR Board (or any committee thereof) determines in good faith (after consultation with outside legal counsel), after considering the terms of any proposed amendment or modification to the Merger Agreement, that the failure to enter into a definitive agreement relating to such Superior Proposal would still be inconsistent with their fiduciary duties to its stockholders and that such Acquisition Proposal constitutes a Superior Proposal; and, (vi) concurrently with the termination of the Merger Agreement, MSSR pays Landry’s the Termination Fee (as defined below);

B.
if MSSR is not in breach of any representations, warranties or covenants under the Merger Agreement and Landry’s or Purchaser has breached any of its representations, warranties or covenants (which would prevent or materially impede, hinder or delay the consummation by Landry’s or Purchaser of the transactions contemplated by the Merger Agreement on a timely basis or the performance by Landry’s or Purchaser of their respective covenants and obligations thereunder) and Landry’s or Purchaser has failed to cure such breach within 30 days of Landry’s receipt of MSSR’s written notice of the breach; or

C.
if Purchaser fails to commence the Offer on or before November 22, 2011 or terminates or makes any material change to the Offer in violation of the Merger Agreement; provided that MSSR gives Landry’s written notice at least four business days prior to such termination; or at any scheduled Expiration Date, Purchaser fails to accept for payment and pay for Shares validly tendered and not withdrawn in the Offer, subject to any required extensions and at such time as all of the conditions to the Offer have been satisfied or waived (to the extent waivable); or

(iv)           by Landry’s:

A.
if  Landry’s and Purchaser are not in breach of any of their respective representations, warranties or covenants under the Merger Agreement, but MSSR has breached any of its representations, warranties or covenants such that the conditions to the Offer described in Section 15 of this Offer to Purchase are not satisfied and have not been cured within thirty days of receiving Landry’s notice of such breach; or

B.
if (i) the MSSR Board (or any committee thereof) has effected a Company Board Recommendation Change; (ii) MSSR has failed to include in its proxy statement (to the extent stockholder approval is required) or the Schedule 14D-9, in each case when mailed, the Recommendation; or (iii) MSSR materially breaches the no solicitation and MSSR Board Recommendation provisions of the Merger Agreement.

Effect of Termination.  If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will become null and void and, subject to certain designated provisions of the Merger Agreement which survive, including the termination, fees and expenses, confidentiality, specific performance; remedies provisions, among others, there will be no liability on the part of Landry’s, Purchaser or MSSR.  No party is relieved of any liability for any willful and material breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement prior to such termination.

Termination Fees. MSSR has agreed to pay Landry’s a termination fee of $3,900,000 (the “Termination Fee”) if the Merger Agreement is terminated:

•	by MSSR pursuant to (iii)(A) above;

•	by Landry’s pursuant to (iv)(B) above; or

•
by MSSR or Landry’s pursuant to (ii)(A) or (C) above or by Landry’s pursuant to (iv)(A) above, and (1) at or prior to the time of the termination of the Merger Agreement, there shall have been publicly disclosed a bona fide Acquisition Proposal and such Acquisition Proposal shall not have been withdrawn prior to the time of the event giving rise to the termination of the Merger Agreement, and (2) within twelve (12) months following the termination of the Merger Agreement, MSSR enters into a definitive agreement with respect to any Acquisition Proposal or any Acquisition Proposal is consummated (provided that for purposes of this provision, all references to “15%” in the definition of “Acquisition Proposal” shall be deemed to be references to “a majority”).

Expense Reimbursement. If MSSR fails promptly to pay the Termination Fee, and, in order to obtain such payment, Landry’s commences a legal proceeding that results in an award against MSSR for such fee, MSSR must pay Landry’s its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such legal proceeding, together with interest on the amount of the applicable fee from the date such payment was required to be made until the date of payment.

General Provisions

Specific Performance.  Landry’s, Purchaser and MSSR agreed that prior to the termination of the Merger Agreement, each party is entitled to an injunction(s) or any other appropriate form of specific performance or equitable relief, to prevent breaches of the Merger Agreement and to specifically enforce its terms and provisions in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled under the terms of such Agreement at law or in equity.  Each party has also agreed not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under the Merger Agreement. Any party seeking an injunction(s) to prevent breaches or to enforce the terms of such Agreement is not required to post a bond or undertaking in connection with such order or injunction sought.  If any legal action relating to the Merger Agreement or the enforcement of any provision is brought against any party to such Agreement, the prevailing party is entitled to recover reasonable attorneys’ fees, costs and disbursements.

Limitations of Liability. The Merger Agreement provides that in no event will MSSR be required to pay the Termination Fee on more than one occasion.  Once MSSR pays the fee, such payment is the sole and exclusive remedy of Landry’s and Purchaser against MSSR, its subsidiaries and any of their representatives.  Furthermore, such entities and individuals shall have no further liability or obligation relating to or arising out of the Merger Agreement or the transactions contemplated thereby.  If Landry’s or Purchaser receives any payments from MSSR in respect of any breach of the Merger Agreement, and thereafter Landry’s is entitled to receive the Termination Fee, the amount of such fee shall be reduced by the aggregate amount of any payments made by MSSR to Landry’s or Purchaser with respect to breaches of such Agreement.

Fees and Expenses. Except for the provisions described under “Expense Reimbursement” and certain expenses related to financing cooperation, HSR filing fees and tax matters, all fees and expenses incurred in connection with the Merger Agreement, the Offer, the Merger and the other transactions contemplated by such Agreement will be paid by the party incurring such fees or expenses, whether or not the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement are consummated.

Amendment. The Merger Agreement may be amended by Landry’s, Purchaser or MSSR at any time before or after the consummation of the Offer or receipt of the Stockholder Approval; provided, however, that after the consummation of the Offer, there will be no amendment that decreases the Offer Price or the Merger Consideration, and after the Stockholder Approval has been obtained, no amendment will be made that by law requires further approval by the stockholders of MSSR without such approval having been obtained.

Governing Law.  The Merger Agreement shall be governed by Delaware law.

12.	PURPOSE OF THE OFFER AND THE MERGER; STATUTORY REQUIREMENTS; APPROVAL OF THE MERGER; THE RIGHTS AGREEMENT; APPRAISAL RIGHTS; PLANS FOR MSSR

Purpose of the Offer and the Merger.  The purpose of the Offer is to acquire control of, and the entire equity interest in, MSSR. The purpose of the Merger is to acquire all issued and outstanding Shares not tendered and purchased pursuant to the Offer. All Shares acquired by Purchaser pursuant to the Offer will be retained by Purchaser pending the Merger. If the Offer is successful, Purchaser intends to consummate the Merger as promptly as practicable.

The MSSR Board has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

Statutory Requirements; Approval of the Merger.  The closing of the Merger is subject to approval of the Merger by the holders of a majority of the Shares; however, if Purchaser acquires at least 90% of the then outstanding Shares pursuant to the Offer, including the Top-Up, if applicable, the Merger may be consummated without a stockholders’ meeting and without the approval of MSSR’s stockholders.  The Merger Agreement provides that Purchaser will be merged with and into MSSR, and, at the effective time of the Merger, MSSR’s certificate of incorporation and bylaws as in effect immediately prior to the effective time of the Merger will be amended in their entirety so as to read as set forth in the applicable exhibits to the Merger Agreement, and as so amended, will be the certificate of incorporation and bylaws of the surviving corporation.

The Rights Agreement. On April 20, 2011, the MSSR Board adopted a Rights Agreement dated effective April 18, 2011, between MSSR and Computershare Trust Company, N.A., as rights agent, pursuant to which it declared a dividend of one Right payable on April 28, 2011, for each Share outstanding on April 28, 2011, to the holders of record on that date. Each Right entitles the registered holder to purchase from MSSR one one-thousandth of a share of Series A Preferred Stock of MSSR, at a price of $45.00 per one one-thousandth of a preferred share represented by a Right, subject to adjustment.  The Rights become exercisable upon a person acquiring more than 15% of the outstanding Shares or following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Shares, subject to the terms and conditions of the Rights Agreement.

Pursuant to the Merger Agreement, the MSSR Board has taken all necessary action to ensure that Landry’s, Purchaser and its affiliates as well as the Offer, the Merger Agreement and the transactions contemplated in connection therewith are exempt from the terms of the Rights Agreement.  Accordingly, a tender of Shares will include a tender of the Rights.

Appraisal Rights.  Under Section 262 of the DGCL, holders of Shares do not have appraisal rights in connection with the Offer. In connection with the Merger, however, stockholders of MSSR who do not tender their Shares, who do not vote in favor of the Merger and who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from accomplishment or expectation of the Merger and to receive payment of such fair value in cash. Any such judicial determination of the fair value of such Shares could be based upon considerations other than or in addition to the Offer Price and the market value of the Shares. The value so determined could be higher or lower than, or the same as, the Offer Price or the consideration paid in the Merger. Moreover, Purchaser could argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of such Shares is less than the Offer Price. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time of the merger and the date of payment of the judgment.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

In the event that any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. The foregoing discussion is not a complete statement of the law relating to appraisal rights and is qualified in its entirety by Section 262 of the DGCL.  In the event of the Merger, additional information concerning appraisal rights will be supplied to stockholders.  This discussion does not constitute the notice of appraisal rights required by Section 262 of the DGCL.

Plans for MSSR.  Pursuant to the terms of the Merger Agreement, promptly upon the purchase of and payment for any Shares by Purchaser pursuant to the Offer, Landry’s currently intends to request that MSSR take all necessary action to enable Landry’s designees to be elected or designated to the MSSR Board, subject to the requirement in the Merger Agreement regarding compliance with applicable law and the rules of Nasdaq.  Purchaser currently intends, as soon as practicable after consummation of the Offer, to consummate the Merger. Information concerning Purchaser’s designees to the MSSR Board is set forth in the Information Statement attached as Annex II to the Schedule 14D-9.

Except as otherwise provided herein, it is expected that, initially following the Merger, the business and operations of MSSR will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Landry’s will continue to evaluate the business and operations of MSSR during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing.

Except as described above or elsewhere in this Offer to Purchase, Purchaser and Landry’s have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving MSSR or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of MSSR or any of its subsidiaries, (iii) any change in the MSSR Board or management of MSSR, (iv) any material change in MSSR’s capitalization or dividend policy, (v) any other material change in MSSR’s corporate structure or business, (vi) a class of securities of MSSR being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of MSSR being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

Nevertheless, following consummation of the Offer and the Merger, Landry’s and the management and/or the board of directors of the surviving corporation may initiate a review of the surviving corporation and its assets, corporate and capital structure, capitalization, operations, business, properties and personnel to determine what changes, if any, would be desirable following the Offer and the Merger to enhance the business and operations of the surviving corporation and may cause the surviving corporation to engage in the types of transactions set forth above if the management and/or board of directors of the surviving corporation decides that such transactions are in the best interest of the surviving corporation upon such review. Landry’s and the surviving corporation expressly reserve the right to make any changes they deem appropriate in light of such evaluation and review or in light of future developments.

13.	SOURCE AND AMOUNT OF FUNDS.

The Offer is not subject to a financing condition.  We will need approximately $140.0 million to purchase all Shares pursuant to the Offer and to pay related fees and expenses.  Landry’s has entered into a commitment letter with Jefferies Group, Inc. (“Jefferies”), in which Jefferies has committed, directly or through one or more of its affiliates, to provide financing to Landry’s and its affiliates in an amount equal to $138.0 million in connection with the Offer (the “Jefferies Financing”), through the proceeds of the incurrence of $50.0 million in principal amount of incremental term loans (“Term Loans”) under Landry’s existing credit agreement and the remainder through the issuance and sale of Landry’s 11⅝% Senior Secured Notes due 2015 (the “Notes”).  Landry’s will fund the purchase of Shares with proceeds from the Jefferies Financing and cash on hand.

The commitment letter will terminate automatically on the earliest of (i) the date of termination or abandonment of the Offer, (ii) the closing of the Offer, (iii) the acceptance by MSSR or any of its affiliates (or any of their respective equityholders) of an offer for all or any substantial part of the capital stock or property and assets of MSSR (or any parent company thereof) other than as part of the Offer, and (iv) 5:00 p.m., New York City time, on March 6, 2012.  Prior to such date, Jefferies may terminate its commitment if any event occurs or information becomes available that, in its judgment, results in or is likely to result in the failure to satisfy any condition precedent set forth or referred to in the Jefferies Financing.

The commitment of Jefferies is, and the obligation of Jefferies to advance the Jefferies Financing will be, conditioned upon, among other things, the consummation of the transactions contemplated by the Merger Agreement; the absence of a material adverse change with respect to MSSR; and receipt by Jefferies of audited consolidated and consolidating financial statements of each of Landry’s and MSSR for each of the three fiscal years immediately preceding the consummation of the Offer and any appropriate unaudited financial statements for any interim period or periods, which will show pro forma adjusted consolidated EBITDA of Landry’s and MSSR, after giving effect to the transactions contemplated by the Merger Agreement, for the most recent four-quarter period of not less than $220.0 million.

The Term Loans will be incurred under that certain Third Amended and Restated Credit Agreement, by and among Landry’s, the lenders signatory thereto, Wells Fargo Capital Finance, LLC, as agent, and Wells Fargo Capital Finance, LLC and Jefferies Finance LLC as co-lead arrangers, co-bookrunners and co-syndication agents, dated as of December 20, 2010 (the “Credit Agreement”).  We intend to exercise the accordion feature under the Credit Agreement to allow us to increase our senior secured term loan facility by an additional $50.0 million (the “Additional Portion of the Term Loan”).

Our obligations under the Credit Agreement, including the Additional Portion of the Term Loan, will continue to be (i)  unconditionally guaranteed jointly and severally by each direct and indirect, existing and future subsidiary of ours, other than our unrestricted and foreign subsidiaries, including the subsidiaries that own and operate the Golden Nugget Hotel and Casino, and any subsidiary that is a controlled foreign corporation and (ii) secured, subject to permitted liens, by a perfected first priority security interest in substantially all of our and the guarantor’s tangible and intangible assets and all of the capital stock of each guarantor (but limited, in the case of the voting stock of a controlled foreign corporation, to 65% of all such voting stock to the extent the pledge of a greater percentage would result in material adverse tax consequences to the surviving corporation).

The Credit Agreement contains customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and consolidations, prepayments of subordinated indebtedness, liens and dividends and other distributions. The Credit Agreement also includes customary events of default.  The lenders under the Credit Agreement and the trustee under the Indenture (as defined below) have entered into an intercreditor agreement pursuant to which the trustee thereunder has, on behalf of the holders of the Notes, including the additional Notes to be issued under a supplemental indenture in connection with the Jefferies Financing, subordinated the liens that secure the Notes to the liens that secure borrowings and other obligations under the Credit Agreement.

The Notes will be issued and sold pursuant to that certain indenture, dated as of November 30, 2009, by and between Landry’s, the subsidiary guarantors party thereto, Deutsche Bank Trust Company Americas, as collateral agent, and Wilmington Trust Company FSB, as successor trustee (the “Indenture”), in a private transaction that is not subject to the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”).  We issued $406.5 million principal amount of Notes under the Indenture on November 30, 2009 and an additional $47.0 million principal amount of Notes under the Indenture on April 28, 2010, in each case all of which were exchanged for Notes registered under the Securities Act.  On December 14, 2010, we issued an additional $87.0 million principal amount of Notes under the Indenture.  Collectively, these outstanding Notes are referred to as “existing notes.”

The Notes being offered in connection with the Jefferies Financing and the existing notes issued under the Indenture will be treated as a single class of debt securities for all purposes under the Indenture, including, without limitation, waivers, amendment, redemptions and other offers to purchase. However, the Notes will initially be issued under different CUSIP numbers than the existing notes.

We will pay interest on the Notes semi-annually in arrears at an annual interest rate of 11 ⅝%. The Notes are fully guaranteed on a senior secured basis by each of Landry’s existing and future domestic restricted subsidiaries. Landry’s unrestricted and foreign subsidiaries, including the subsidiaries that own and operate the Golden Nugget Hotel and Casino, will not guarantee the Notes.

The Notes and the guarantees of the Notes rank pari passu in right of payment with all of Landry’s and the guarantors’ existing and future senior indebtedness and senior in right of payment to all Landry’s and the guarantors’ future subordinated indebtedness.  The Notes and the guarantees are effectively subordinated, however, to indebtedness and other obligations under the Credit Agreement, and certain other indebtedness to the extent of the assets securing such indebtedness, and are effectively senior to Landry’s and the guarantors’ existing and future senior unsecured indebtedness to the extent of the assets securing the Notes.

The Notes and the guarantees are secured by liens on substantially all of Landry’s and the guarantors’ assets; provided, however, that pursuant to the terms of an intercreditor agreement, such liens will be contractually subordinated to liens that secure the Credit Agreement. Consequently, the notes and the guarantees are effectively subordinated to all obligations under the Credit Agreement.

At any time prior to December 1, 2012, we may redeem up to 35% of the Notes at a redemption price of 111.625% of the principal amount thereof, plus accrued and unpaid interest, with the net cash proceeds of certain equity offerings. Additionally, on or after December 1, 2012, we may redeem all or a part of the Notes at a premium that will decrease over time, plus accrued and unpaid interest on the Notes redeemed.

If Landry’s experiences a change of control (as defined in the Indenture), Landry’s will be required to make an offer to repurchase the Notes at a price of 101% of their aggregate principal amount, plus accrued and unpaid interest.  If Landry’s or any of its restricted subsidiaries sells assets and does not use the proceeds for specified purposes, Landry’s may be required to offer to use the net proceeds to purchase the Notes at 100% of their principal amount, plus accrued and unpaid interest.

The Indenture, among other things, limits Landry’s ability and the ability of Landry’s restricted subsidiaries to:

•	incur or guarantee additional indebtedness or issue disqualified capital stock;

•	transfer or sell assets;

•	pay dividends or distributions, redeem subordinated indebtedness, make certain types of investments or make other restricted payments;

•	create or incur liens;

•	incur dividend or other payment restrictions affecting certain subsidiaries;

•	consummate a merger, consolidation or sale of all or substantially all of our assets;

•	enter into transactions with affiliates;

•	designate subsidiaries as unrestricted subsidiaries;

•	engage in a business other than a business that is the same or similar to our current business and reasonably related businesses; and

•	take or omit to take any actions that would adversely affect or impair in any material respect the collateral securing the notes.

It is anticipated that the indebtedness incurred by Landry’s in connection with the Offer will be repaid from funds generated internally by Landry’s and its subsidiaries. No final decisions have been made, however, concerning the method Landry’s will employ to repay such indebtedness or the timing of such repayments. Such decisions, when made, will be based on Landry’s review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions.

Promptly following the closing of the Offer and the Jefferies Financing, Purchaser is to pay all reasonable, documented out-of-pocket expenses of Jefferies, including legal fees and expenses and due diligence expenses, associated with the Jefferies Financing.

A copy of Jefferies’ commitment letter was filed with the SEC as an exhibit to Amendment No. 5 to the Schedule 13D filed by Landry’s on November 10, 2011 and is incorporated by reference into the Tender Offer Statement on Schedule TO filed by Landry’s under Rule 14d-3 under the Exchange Act on November 22, 2011.  Reference is made to such exhibit, and any future exhibit to such Schedule TO amending such exhibit, for a more complete description of the proposed terms and conditions of the Jefferies Financing, and the foregoing summary of such terms and conditions is qualified in its entirety by such exhibit.

We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because (i) the Offer is being made for all issued and outstanding Shares solely for cash;  (ii) the Offer is not subject to any financing condition; (iii) if we consummate the Offer, we expect to acquire all remaining Shares for the same cash price in the Merger; and (iv) we have received a debt commitment in respect of funds sufficient to purchase all Shares tendered pursuant to the Offer and the Merger.

If any portion of the Jefferies Financing becomes unavailable we are required to use reasonable best efforts to arrange and obtain alternative financing from alternative sources in an amount and on terms sufficient to consummate the transactions contemplated by the Merger Agreement.  As of the date hereof, Landry’s and Purchaser do not have any alternative financing plans or arrangements.

14.	DIVIDENDS AND DISTRIBUTIONS.

As discussed in Section 11 — “Merger Agreement,” the Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written approval of Landry’s, MSSR will not, and will not allow its subsidiaries to, authorize or pay any dividends on or make any distribution with respect to the outstanding Shares.

15.	CONDITIONS TO THE OFFER.

Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Purchaser’s rights to extend and amend the Offer at any time (subject to the provisions of the Merger Agreement), Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of and accordingly the payment for, any tendered Shares, and may terminate the Offer, if each of the following conditions has not been satisfied at the Expiration Date:

(a)           that there be validly tendered prior to the Expiration Date, a number of Shares that, when added to the number of Shares owned by Landry’s, Purchaser and any of their respective affiliates, represent a majority of the issued and outstanding Shares plus the aggregate number of Shares issuable to holders of Options from which MSSR has received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued);

(b)           the expiration or termination of any waiting period (or any extension thereof) applicable to the purchase of Shares under the HSR Act and the rules and regulations promulgated thereunder;

(c)           that there shall not be any temporary restraining order, preliminary or permanent injunction, law or other judgment issued by any court of competent jurisdiction in effect enjoining or otherwise preventing or prohibiting the consummation of the Offer, the Top-Up or the Merger;

(d)           the accuracy of MSSR’s representations and warranties set forth in the Merger Agreement subject, in certain cases, to materiality and material adverse effect qualifications;

(e)           MSSR’s compliance in all material respects with its obligations set forth in the Merger Agreement;

(f)           that since November 7, 2011, there has not occurred any change, circumstance, event or occurrence that has had or would reasonably be expected to have a material adverse effect with respect to MSSR; or

(g)           that the Merger Agreement has not been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Landry’s and Purchaser and, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, Purchaser may waive any or all of the conditions to its obligation to purchase Shares pursuant to the Offer (other than the Minimum Tender Condition, which may only be waived with the prior written consent of MSSR).  Without the consent of MSSR, Purchaser cannot (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) change the form of consideration payable in the Offer, (iv) amend, modify or waive the Minimum Tender Condition, (v) add to the conditions to the Offer or amend, modify or supplement any condition to the Offer in a manner adverse to any holder of Shares, (vi) terminate the Offer or extend or otherwise amend or modify the expiration date of the Offer other than in compliance with the terms of the Merger Agreement or (vii) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Securities and Exchange Act of 1934, as amended.

At the request of Landry’s, MSSR shall deliver to Landry’s a certificate executed on behalf of the MSSR by the chief executive officer or the chief financial officer of MSSR certifying that none of the conditions set forth in clauses (d), (e), and (f) above shall have occurred and be continuing as of the expiration of the Offer.

If the Offer is terminated pursuant to the foregoing provisions, all tendered Shares will be promptly returned to the tendering stockholders.

16.	CERTAIN LEGAL MATTERS; ANTITRUST; OTHER FOREIGN APPROVALS; STATE TAKEOVER STATUTES.

Except as set forth in this Offer to Purchase, based on its examination of publicly available information filed by MSSR with the SEC and other publicly available information concerning MSSR, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to MSSR’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Landry’s as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to MSSR’s business, any of which under certain conditions specified in the Merger Agreement, could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions.

Antitrust.  Under the HSR Act and the rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material have been furnished for review by the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied.  The purchase of Shares pursuant to the Offer and the Merger may be subject to such requirements.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a fifteen-calendar day waiting period which begins when Landry’s files a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If the fifteen-calendar day waiting period expires on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 p.m., New York City time, on the following business day. Pursuant to the terms of the Merger Agreement, MSSR and Landry’s must file a Premerger Notification and Report Form within ten business days of November 7, 2011.  Landry’s filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on November 21, 2011.

At any time before or after Landry’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Landry’s or the divestiture of substantial assets of MSSR or its subsidiaries or Landry’s or its subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

Other Foreign Approvals.  According to the MSSR Latest 10-Q, MSSR also conducts business in certain other countries.  In connection with the acquisition of the Shares pursuant to the Offer or the Proposed Merger, the laws of other countries and jurisdictions may require the filing of information with, or the obtaining of the approval of, governmental authorities in such countries and jurisdictions.  The governments in such countries and jurisdictions might attempt to impose additional conditions on MSSR’s operations conducted in such countries and jurisdictions as a result of the acquisition of the Shares pursuant to the Offer or the Merger.  There can be no assurance that Purchaser will be able to cause MSSR or its subsidiaries to satisfy or comply with such laws or that compliance or noncompliance will not have adverse consequences for MSSR or any subsidiary after purchase of the Shares pursuant to the Offer or the Merger.

Delaware Business Combination Statute.  MSSR is incorporated in Delaware.  In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The MSSR Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up, and the Merger, for purposes of Section 203 of the DGCL.

State Takeover Statutes.  A number of states have adopted laws that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or that have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. MSSR, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and we have not attempted to comply with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, we believe that there are reasonable bases for contesting such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and MSSR, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 15 — “Conditions to the Offer.”

Litigation.  On November 18, 2011, a purported stockholder of MSSR filed a putative class action complaint in the Court of Chancery of the State of Delaware against MSSR, each member of the MSSR Board, Purchaser and Landry’s relating to the proposed transaction.  In the complaint, plaintiff claims that each member of the MSSR Board breached their fiduciary duties by failing to maximize the value of MSSR and that the proposed transaction is the result of an unfair process and pays the stockholders an unfair price.  In addition, plaintiff alleges that certain provisions of the Merger Agreement violate Delaware law.   Plaintiff also asserts a claim against Landry's and Purchaser for allegedly aiding and abetting the MSSR Board’s breach of fiduciary duty.   In the complaint, plaintiff seeks, among other things, an order enjoining consummation of the proposed transaction.  MSSR, the MSSR Board, Landry’s and Purchaser believe that the claims are without merit and intend to vigorously defend against the litigation.

17.	CERTAIN FEES AND EXPENSES.

Okapi Partners LLC has been retained by Purchaser as Information Agent in connection with the Offer.  The Information Agent may contact holders of Shares by email, mail, telephone, facsimile transmission, telegraph and personal interview and may request brokers, dealers, banks, trust companies and other nominee stockholders to forward material relating to the Offer to beneficial owners.  Customary compensation will be paid for all such services in addition to reimbursement of reasonable out-of-pocket expenses.  Purchaser has agreed to indemnify the Information Agent against certain liabilities and expenses, including liabilities under the Federal securities laws.

In addition, Computershare Inc. has been retained by Purchaser as the Depositary.  The Depositary has not been retained to make solicitations or recommendations in its role as Depositary.  The Depositary will receive customary compensation for its services in connection with the Offer, will be reimbursed for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses in connection therewith.

Except as set forth above, Purchaser will not pay any fees or commissions to any broker, dealer or other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.  Brokers, dealers, commercial banks and trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary clerical and mailing expenses incurred by them in forwarding materials to their customers.

18.	MISCELLANEOUS.

Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute.  If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with such state statute.  If, after such good faith effort Purchaser cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state.  In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

No Person has been authorized to give any information or make any representation on behalf of Landry’s or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal, and if given or made, such information or representation must not be relied upon as having been authorized.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto.  Such Schedule TO and any amendments thereto, including, without limitation, exhibits, may be examined and copies may be obtained from the offices of the SEC in the same manner as discussed in Section 8 — “Certain Information Concerning MSSR” with respect to information concerning MSSR.

Landry’s MSA Co., Inc.

November 22, 2011

SCHEDULE I

INFORMATION CONCERNING THE DIRECTORS AND
EXECUTIVE OFFICERS OF LANDRY’S AND PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser and Landry’s are set forth below.  Each of the individuals set forth below are citizens of the United States of America.

Directors and Officers of Landry’s MSA Co., Inc.

Name and Position	Present Principal Occupation or Employment	Principal Business Address

Tilman J. Fertitta, Chairman of the Board and President	Mr. Fertitta is the Chairman of the Board, President and Chief Executive Officer of Landry’s and has served in such positions since 1987. Mr. Fertitta has been a Director of Landry’s since 1993.	Landry’s, Inc., 1510 West Loop South, Houston, Texas 77027

Steven L. Scheinthal, Vice President, Secretary and Director
Mr. Scheinthal is the Executive Vice President or Vice President of Administration, General Counsel and Secretary of Landry’s and has served in such positions since September 1992.  Mr. Scheinthal has been a Director of Landry’s since 1993.  He has been licensed to practice law in the state of Texas since 1984.
Landry’s, Inc., 1510 West Loop South, Houston, Texas 77027

Richard H. Liem, Vice President, Treasurer and Director
Mr. Liem is the Executive Vice President and Chief Financial Officer of Landry’s.  Mr. Liem has served as Executive Vice President since May 2007 and as Chief Financial Officer since June 2004.  From June 2004 to May 2007, Mr. Liem also served as Senior Vice President of Finance.  Mr. Liem joined Landry’s in 1999 as the Vice President of Accounting and Corporate Controller.  Mr. Liem has been a Director of Landry’s since 2009.  Mr. Liem is a certified public accountant.
Landry’s, Inc., 1510 West Loop South, Houston, Texas 77027

Directors and Officers of Landry’s, Inc.

Name and Position	Present Principal Occupation or Employment	Principal Business Address

Tilman J. Fertitta, Chairman of the Board, President and Chief Executive Officer	Mr. Fertitta is the President and Chief Executive Officer of Landry’s and has served in such positions since 1987. Mr. Fertitta has been a Director of Landry’s since 1993.	Landry’s, Inc., 1510 West Loop South, Houston, Texas 77027

Name and Position	Present Principal Occupation or Employment	Principal Business Address

Steven L. Scheinthal, Executive Vice President or Vice President of Administration, General Counsel, Secretary and Director
Mr. Scheinthal is the Executive Vice President or Vice President of Administration, General Counsel and Secretary of Landry’s and has served in such positions since September 1992.  Mr. Scheinthal has been a Director of Landry’s since 1993.  He has been licensed to practice law in the state of Texas since 1984.
Landry’s, Inc., 1510 West Loop South, Houston, Texas 77027

Kenneth W. Brimmer, Director
Mr. Brimmer is the Chief Executive Officer and Chairman of the Board of STEN Corporation. Mr. Brimmer has been Chief Executive Officer of STEN Corporation since October 2003 and has been a director of STEN Corporation since February 1998. Mr. Brimmer has also been Chief Manager of Brimmer Company, LLC, a private investment company since December 2001.  Mr. Brimmer also is a director and serves on both the Audit and Compensation Committees of Hypertension Diagnostics, Inc. Mr. Brimmer has been a Director of Landry’s since 2004.
STEN Corporation, Suite 310, 10275 Wayzata Blvd., Minnetonka, Minnesota 55305

Michael S. Chadwick, Director
Mr. Chadwick is a Managing Director at Shoreline Capital Advisors and has served in such position since April 2011.  From January 2010 to March 2011, Mr. Chadwick was a Managing Director at Growth Capital Partners, a boutique investment and merchant banking firm serving the middle market.  From 1994 to 2009, Mr. Chadwick was Senior Vice President and a Managing Director in the Corporate Finance Group of Sanders Morris Harris, an investment banking and financial advisory firm. Mr. Chadwick has been a Director of Landry’s since 2001.
c/o Shoreline Capital Advisors, 1177 West Loop South, Houston, TX 77027

Richard H. Liem, Executive Vice President, Chief Financial Officer and Director
Mr. Liem is the Executive Vice President and Chief Financial Officer of Landry’s.  Mr. Liem has served as Executive Vice President since May 2007 and as Chief Financial Officer since June 2004.  From June 2004 to May 2007, Mr. Liem also served as Senior Vice President of Finance.  Mr. Liem joined Landry’s in 1999 as the Vice President of Accounting and Corporate Controller.  Mr. Liem has been a Director of Landry’s since 2009.  Mr. Liem is a certified public accountant.
Landry’s, Inc., 1510 West Loop South, Houston, Texas 77027

Name and Position	Present Principal Occupation or Employment	Principal Business Address

Jeffrey L. Cantwell, Senior Vice President of Development
Mr. Cantwell has been the Senior Vice President of Development of Landry’s since 2006 and has served as Vice President of Development and Director of Design and Construction since 1998.  Mr. Cantwell has been employed by Landry’s since June 1992.
Landry’s, Inc., 1510 West Loop South, Houston, Texas 77027

K. Kelly Roberts, Chief Administration Officer—Hospitality and Gaming Division
Mr. Roberts has been the Chief Administration Officer—Hospitality and Gaming Division of Landry’s since 2007 and has served as Chief Financial Officer—Hotel Division and  Controller—Hotel Division since 2002.  Mr. Roberts has been employed by Landry’s since 1996.
Landry’s, Inc., 1510 West Loop South, Houston, Texas 77027

* Mr. Liem directly owns 5,000 Shares, representing less than 1% of the Shares outstanding.  Each of the Purchaser and Landry’s disclaims beneficial ownership of such Shares.  Mr. Liem disclaims beneficial ownership of the Shares owned by each of Purchaser and Landry’s.

TRANSACTIONS IN THE SHARES BY PURCHASER AND
LANDRY’S DURING THE PAST 60 DAYS

None

Copies of the Letter of Transmittal, properly completed and duly executed, will be accepted.  The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of MSSR or their broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

By Mail:	By Overnight Courier:

Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare c/o Voluntary Corporate Actions 250 Royall Street Canton, MA 02021

Questions and requests for assistance may be directed to the Information Agent at its address set forth below.  Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent.  You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

437 Madison Avenue, 28th Floor
New York, N.Y. 10022
Banks and Brokerage Firms, Please Call: (212) 297-0720
Stockholders and All Others, Call Toll-Free: (877) 285-5990
Email: info@okapipartners.com